KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

April 4, 2017

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

Enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is (i) a copy of the Stipulation and Agreement of Settlement, Compromise and Release filed on March 31, 2017 in the Court of Chancery of the State of Delaware (Stipulation and Agreement of Settlement, Compromise and Release, *In Re Third Avenue Trust Shareholder and Derivative Litigation,* C.A. No. 12184-VCL (Del. Ch. Mar. 31, 2017)); and (ii) a copy of the Plaintiffs' Notice of Motion and Unopposed Motion for Preliminary Approval of Settlement filed on March 31, 2017 in the United States District Court, Southern District of New York (Plaintiffs' Notice of Motion and Unopposed Motion for Preliminary Approval of Settlement, *In Re Third Avenue Management LLC Securities Litigation*, No. 1:16-cv-2758 (S.D.N.Y. Mar. 31, 2017).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
 George M. Silfen

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THIRD AVENUE TRUST SHAREHOLDER AND DERIVATIVE LITIGATION	Consolidated C.A. No. 12184-VCL

STIPULATION AND AGREEMENT OF SETTLEMENT, COMPROMISE AND RELEASE

This Stipulation and Agreement of Settlement, Compromise and Release (the "Stipulation") is entered into between and among the following parties, by and through their respective counsel, in the above-captioned, consolidated derivative action (the "Action"): (i) plaintiff Daniel Krasner ("Krasner" or "Lead Plaintiff") and plaintiff Avi Wagner ("Wagner" and, collectively, "Plaintiffs"), derivatively on behalf of Third Avenue Trust (the "Trust") for the benefit of Third Avenue Focused Credit Fund (the "Fund"); (ii) defendants William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin Whitman, David Barse, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, and Michael Buono (collectively, the "Individual Defendants"); (iii) defendant Third Avenue Management LLC (the "Adviser," and together with the Individual Defendants, "Defendants"); and (iv) the Trust, as nominal defendant (together with Plaintiffs and Defendants, the "Parties"). This Stipulation sets forth the terms and conditions of the settlement and resolution of the Action (the "Settlement"), and is intended by the Parties to fully, finally and

forever resolve, discharge and settle all Released Claims (as defined below) as against the Released Parties (as defined below), subject to the approval of the Court of Chancery of the State of Delaware (the "Court") and such approval's becoming Final.

WHEREAS:

A.   The Fund is one of a family of open-end mutual funds offered by the Trust, which is organized as a Delaware Statutory Trust and registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. § 80a-1 *et seq.* The Adviser is the investment adviser to the funds offered by the Trust.

B.   Since its inception in 2009, the Fund had a stated investment objective of seeking long-term total return by, among other things, investing a substantial amount of its assets in credit instruments that are rated below investment grade, including so-called "junk bonds," distressed debt, and similar credit instruments.

C.   On December 9, 2015, the Fund's Board of Trustees determined to place the Fund's assets in a liquidating trust and initiate a plan of liquidation for the orderly sale of Fund assets and the distribution of proceeds to shareholders (the "Liquidation"). The Fund then requested that the Securities and Exchange Commission ("SEC") allow the Fund to suspend redemptions, and on December 16, 2015, the SEC entered an order permitting the temporary suspension of the right of redemption for the protection of the Fund's security holders, and all assets

were transferred from the liquidating trust back to the Fund. The Fund is currently being liquidated pursuant to the plan of liquidation and the SEC's December 16, 2015 order.

D.   On January 15, 2016, William Engel filed a complaint in New York State Supreme Court, County of New York, captioned *Engel v. Third Avenue Management Company, et al.*, No. 650196/2016 (the "Engel Action"), purporting to bring derivative claims against certain of the Defendants relating to the management and operation of the Fund and the Liquidation.

E.   Between January 27 and February 9, 2016, purported Fund shareholders filed four separate complaints in the United States District Court for the Central District of California, purporting to bring federal securities claims against certain of the Defendants and other entities (the "Original Securities Actions").

F.   On or about January 21, 2016, Miranda Zuber made a books and records demand on the Fund's Board of Trustees pursuant to Section 3819(a) of the Delaware Statutory Trust Act. The Trust produced documents in response to the demand.

G.   On February 5, 2016, plaintiff Wagner made a books and records demand on the Adviser pursuant to Section 3819(a) of the Delaware Statutory

Trust Act. The Adviser produced documents in response to the demand (the "Section 3819(a) Production").

H. On February 12, 2016, the Engel Action was removed to the United States District Court for the Southern District of New York (the "New York Federal Court"), and it was later re-captioned *Engel v. Third Avenue Management LLC et al.*, No. 1:16-cv-01118-PKC.

I. On March 3, 2016, plaintiff Krasner filed a motion for leave to intervene in the Engel Action. On March 7, 2016, plaintiff Miranda Zuber filed a motion for leave to intervene in the Engel Action.

J. On March 8, 2016, William Engel filed an amended complaint in the Engel Action.

K. On March 17, 2016, plaintiff Krasner filed a complaint in the Court pursuant to Section 3819(a) of the Delaware Statutory Trust Act, captioned *Krasner v. Third Avenue Trust*, C.A. No. 12113-VCL ("Krasner Books and Records Action"), purporting to bring a claim against the Trust to obtain certain books and records.

L. On April 1, 2016, Livio Broccolino filed a complaint in the New York Federal Court, captioned *Broccolino v. Third Avenue Management Company LLC, et al.*, No. 1:16-cv-02436-PKC (the "Broccolino Action"), purporting to bring

derivative claims against certain of the Defendants relating to the management and operation of the Fund and the Liquidation.

M.   On April 8, 2016, plaintiff Wagner filed a complaint in the Court, captioned *Wagner v. Third Avenue Management LLC, et al.*, C.A. No. 12184-VCL (the "Wagner Action"), purporting to bring class and derivative claims against Defendants relating to the management and operation of the Fund and the Liquidation.

N.   On April 12, 2016, Livio Broccolino filed a motion to consolidate the Broccolino Action and Engel Action in the New York Federal Court.

O.   On April 13, 2016, the Original Securities Actions were transferred to the New York Federal Court.

P.   On April 21, 2016, the New York Federal Court denied plaintiff Krasner's and plaintiff Zuber's motions to intervene, denied plaintiff Broccolino's motion to consolidate and stayed the Broccolino Action pending resolution of the Engel Action.

Q.   On May 5, 2016, Defendants filed motions to dismiss or stay the Wagner Action.

R.   On May 13, 2016, the New York Federal Court consolidated the Original Securities Actions, captioned the consolidated action *In re Third Avenue Management LLC Securities Litigation*, No. 16-cv-2758-PKC (the "Consolidated

Securities Action"), and named plaintiff IBEW Local No. 58 Sound & Communications Division Retirement Plan ("IBEW 58") as Lead Plaintiff of the Consolidated Securities Action.

S. On June 17, 2016, Defendants filed motions to dismiss the Engel Action.

T. On July 12, 2016, plaintiff IBEW 58 filed an amended complaint in the Consolidated Securities Action.

U. On July 28, 2016, the Court granted plaintiff Krasner's motion for summary judgment in the Krasner Books and Records Action. The Trust then produced the documents Plaintiff Krasner sought.

V. On August 1, 2016, following briefing by the parties in the Wagner Action, the Court held argument on Defendants' Motions to Dismiss or Stay. The Court reserved decision.

W. On August 24, 2016, plaintiff Krasner filed a complaint in the Court, captioned *Krasner v. Third Avenue Management LLC, et al.*, C.A. No. 12681-VCL (the "Krasner Action," and, together with the Wagner Action, the "Original Derivative Actions"), purporting to bring class and derivative claims against certain of the Defendants relating to the management and operation of the Fund and the Liquidation.

X.   On September 1, 2016, plaintiff Krasner filed in the Court a motion to (i) stay the Wagner Action; or (ii) in the alternative, consolidate, designate an operative complaint and appoint lead plaintiff, lead counsel and liaison counsel; and (iii) expedite proceedings.

Y.   On September 15, 2016, the Court entered an order consolidating the Original Derivative Actions into the Action; appointing plaintiff Krasner as Lead Plaintiff in the Action; appointing as Co-Lead Counsel in the Action the law firms of Abraham, Fruchter & Twersky, LLP, Friedlander and Gorris, P.A., and Bragar Eagel & Squire, P.C. (collectively, "Plaintiffs' Co-Lead Counsel"); appointing as Delaware Co-Counsel for Plaintiffs the law firm Rosenthal Monhait & Goddess, P.A. ("Plaintiffs' Delaware Co-Counsel"); and directing plaintiffs to file a consolidated amended complaint to serve as the operative complaint in the Action.

Z.   On September 30, 2016, the defendants in the Consolidated Securities Action filed a motion to dismiss that action.

AA. On October 14, 2016, Plaintiffs filed their Verified Amended Derivative Complaint (the "Amended Complaint") in this Action, which purported to assert derivative claims on behalf of the Trust for the benefit of the Fund to recover unspecified damages allegedly caused by the Defendants' actions, as well as the return of management fees paid to the Adviser. The Amended Complaint alleged that: (i) the Adviser and the Trust's officers and directors breached their

fiduciary duties to the Trust, or aided and abetted others' breaches, by investing too much of the Fund's assets in illiquid securities and by reporting "unrealistic" values for the Fund's assets when determining the Fund's daily net asset value; (ii) this conduct constituted a breach by the Adviser of the investment advisory agreement between the Trust and the Adviser, and a breach by the Individual Defendants of the Trust Instrument governing the Trust, respectively. The Amended Complaint did not assert any direct claims on behalf of shareholders of the Fund, as Plaintiffs and their counsel concluded that claims challenging the Liquidation are properly pleaded only as derivative claims.

BB. On October 28, 2016, plaintiff Krasner filed a renewed motion to intervene in the Engel Action seeking, among other things, to dismiss the Engel Action for lack of subject-matter jurisdiction or, in the alternative, to stay the Engel Action in favor of the consolidated shareholder derivative action pending in this Court.

CC. On November 3, 2016, Defendants filed motions to dismiss the Amended Complaint, and, on November 21, 2016, Defendants filed an opening brief in support thereof. Plaintiffs filed their answering brief on December 23, 2016.

DD. On December 2, 2016, Miranda Zuber filed a complaint in the Court pursuant to Section 3819(a) of the Delaware Statutory Trust Act, captioned *Zuber*

v. Third Avenue Trust, C.A. No. 12959-VCL (the "Zuber Action"), purporting to bring a claim against the Trust to obtain certain books and records. The Trust promptly produced the documents sought by Ms. Zuber's complaint. On January 17, 2017, Ms. Zuber filed an Amended Complaint in the Court, purporting to bring a claim against the Trust to obtain additional books and records.

EE.   On December 13, 2016, the Parties participated in a mediation session with the Honorable Layn R. Phillips (Ret.) ("Judge Phillips"), a former United States District Court Judge.

FF.   On December 20, 2016, the New York Federal Court denied plaintiff Krasner's motion to intervene in the Engel Action but, based upon the arguments made in plaintiff Krasner's renewed motion to intervene, requested that Mr. Engel make a submission addressing a factual issue related to whether subject-matter jurisdiction existed.

GG.   On January 13, 2017, following further discussions among the Parties and Judge Phillips, the Parties agreed upon a term sheet memorializing the principal terms of a settlement of the Action.

HH.   On January 29, 2017, the parties to the Consolidated Securities Action agreed upon a term sheet memorializing the principal terms of a settlement of that action.

II.   Plaintiffs, having thoroughly considered the facts and law underlying the Action, and based upon their investigation and prosecution of the Action and the mediation that led to the Settlement, and after weighing the risks of continued litigation, have determined that it is in the best interests of the Fund and its shareholders that the Action be fully and finally settled in the manner and upon the terms and conditions set forth in this Stipulation, and that these terms and conditions are fair, reasonable, and adequate to the Fund and its shareholders. Plaintiffs and their counsel have concluded that claims challenging the Liquidation are properly pleaded only as derivative claims.

JJ.   Defendants, who believe they have substantial defenses to the claims alleged against them in the Action, have denied and continue to deny the allegations of wrongdoing, liability, and violation of any laws and the existence of any damages asserted in or arising from the Action, but have nevertheless concluded that further litigation in connection with the Action would be time-consuming and expensive, and, after weighing the costs, disruption, and distraction of continued litigation, have determined that the Action should be fully and finally settled in the manner and upon the terms and conditions set forth in this Stipulation.

NOW THEREFORE, IT IS STIPULATED AND AGREED, by and among the Parties, through their undersigned counsel, and subject to the approval

of the Court, such approval's becoming Final and other matters, that the Action shall be fully and finally compromised and settled, that the Released Claims shall be released as against the Released Parties, and that the Action shall be dismissed with prejudice, upon and subject to the terms and conditions of the Settlement, as follows:

DEFINITIONS

1.   In addition to the terms defined above, as used in this Stipulation, the following additional terms have the meanings specified below:

(a)   "Attorneys' Fees and Expenses Award" means the amount of attorneys' fees and expense reimbursement the Court awards in response to an application by Plaintiffs' Co-Lead Counsel, as described in paragraph 16 of this Stipulation.

(b)   "Defendant Releasees" means, whether or not each or all of the following Persons were named, served with process, or appeared in the Action: (i) William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin Whitman, David Barse, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, Michael Buono, Jack Aber, and Marvin Moser; Affiliated Managers Group, Inc., M.J. Whitman LLC, the Adviser, the Trust and the Fund; (ii) for each and all of the Persons identified in in the foregoing clause of this Section 1(b), any and all of

their respective past or present trusts, foundations, investors, insurers, reinsurers, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited-liability companies, corporations, parents, controlling persons, subsidiaries, divisions, direct or indirect affiliates, associated entities, stockholders, members, managing members, managing agents, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys in fact, counsel, accountants and associates that are not natural persons; (iii) for each and all of the Persons identified in the foregoing clauses of this Section 1(b) that are not natural persons, any and all of their respective past or present trustees, agents, employees, fiduciaries, partners, controlling persons, principals, officers, managers, directors, managing directors, members, managing members, managing agents, financial or investment advisors, advisors, consultants, brokers, dealers, lenders, attorneys in fact, counsel, accountants, and associates who are natural persons; (iv) for each and all of the Persons identified in the foregoing clauses of this Section 1(b) that are not natural persons, their respective successors and assigns; and (v) for each and all of the Persons identified in the foregoing clauses of this Section 1(b) who are natural persons, all their past or present family members or spouses, and the heirs, executors, estates, administrators, personal or

legal representatives, assigns, beneficiaries and distributees of any of the foregoing.

(c) "Effective Date" means the first date by which all of the conditions precedent set forth in paragraph 13 of this Stipulation have been met and occurred or have been waived in writing by the Parties.

(d) "Final" with respect to the judgment approving this Settlement or any other court order means: (i) if no appeal from an order or judgment is taken, the date on which the time for taking such an appeal expires; or (ii) if any appeal is taken, the date on which all appeals, including petitions for rehearing or reargument, and any related appeals or petitions (including as to any appeal bond), have been finally disposed of (whether through expiration of time to file, denial of any request for review, by affirmance on the merits or otherwise) in a manner that does not result in any material alteration of the order or judgment. A court's ruling or failure to rule on (a) any application for attorneys' fees and expenses or any modification or reversal of any attorneys' fees and expenses award, or (b) any plan of allocation, or any reversal, vacation, or modification thereof, shall not preclude any judgment from becoming Final.

(e) "Final Order and Judgment" means the Final Order and Judgment of the Court, substantially in the form attached hereto as Exhibit A, approving the Settlement and dismissing the Action with prejudice without costs to

any Party (except as provided in this Stipulation). The Final Order and Judgment does not include the Attorneys' Fees and Expenses Award.

(f) "Fund Shareholder(s)" means any and all persons and entities who hold of record, or beneficially own, shares of the Fund as of the close of business on the date that the Stipulation is filed with the Court.

(g) "Notice" means the Notice of Pendency of Derivative Action, Proposed Settlement of Derivative Action, Settlement Hearing and Right to Appear, substantially in the form attached hereto as Exhibit B.

(h) "Person" means any natural person, corporation, professional corporation, limited-liability company, partnership, limited partnership, limited-liability partnership, association, joint-stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or entity and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns.

(i) "Plaintiff Releasees" means Plaintiffs, Plaintiffs' Counsel, and any and all of their respective past or present family members, spouses, agents, heirs, predecessors, successors, personal representatives, representatives, attorneys, fiduciaries, employees, assigns, partners, corporations, direct or indirect affiliates, consultants, bankers, representatives, estates, insurers, reinsurers, and advisors.

(j)   "Plaintiffs' Counsel" means, collectively, Plaintiffs' Co-Lead Counsel, Plaintiffs' Delaware Co-Counsel, and any other counsel representing Plaintiffs in the Action.

(k)   "Released Claims" means all Released Defendants' Claims and all Released Plaintiffs' Claims.

(l)   "Released Defendants' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), arising out of or relating to the commencement, prosecution, or settlement of the Action; provided, however, for the avoidance of doubt, the Released Defendants' Claims shall not include the right to enforce this Stipulation, the Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

(m)   "Released Plaintiffs' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs,

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debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs asserted in either of the Original Derivative Actions or the Action, or that could have been asserted on behalf of the Trust or Fund, including those that were threatened, asserted, or could have been asserted by any of the Fund's shareholders, including William Engel, Livio Broccolino, and/or Miranda Zuber, or that the Trust or Fund could have asserted directly, in any court, tribunal, forum or proceeding, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule, and that are based upon, arise out of, relate in any way to, or involve, directly or indirectly: (i) the management, operation, and/or oversight of the Fund; (ii) the Liquidation; (iii) all disclosures (including any actual or purported misrepresentation or omission, whether or not alleged) made about the Fund's management, operations, oversight, liquidation, assets, or otherwise related to the Fund (other than the claims asserted in the Consolidated Securities Action) up to and including the date the Court approves the Settlement; provided, however, for

the avoidance of doubt, the Released Plaintiffs' Claims shall not include the right to enforce this Stipulation, the Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

(n) "Released Parties" means the Defendant Releasees and the Plaintiff Releasees.

(o) "Releases" means the releases set forth in paragraphs 5 and 6 below.

(p) "Scheduling Order" means the scheduling order to be entered pursuant to Rule 23.1 of the Rules of the Court of Chancery, substantially in the form attached hereto as Exhibit C.

(q) "Settlement Hearing" means a hearing required under Rule 23.1 of the Rules of the Court of Chancery, at or after which the Court will review the adequacy, fairness and reasonableness of the Settlement and determine whether to issue the Final Order and Judgment.

(r) "Unknown Claims" means any Released Claims that a Person granting a Release hereunder does not know or suspect to exist in his, her or its favor at the time of the Release, including without limitation those that, if known, might have affected the decision to enter into or object to the Settlement. With respect to any and all Released Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs and Defendants shall have expressly waived, and the

Fund and each of the other Fund Shareholders shall be deemed to have, and by operation of the Final Order and Judgment by the Court shall have, waived, relinquished and released any and all provisions, rights and benefits conferred by or under California Civil Code § 1542 or any law or principle of common law of the United States or any state or territory of the United States that is similar, comparable or equivalent to California Civil Code § 1542, which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs and Defendants acknowledge, and the Fund and all other Fund Shareholders by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Plaintiffs and Defendants, and of the Fund and all other Fund Shareholders by operation of law, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, that now exist, heretofore existed or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and Defendants acknowledge, and the Fund and all other Fund Shareholders by operation of law shall be deemed to have acknowledged, that this waiver and the inclusion of "Unknown Claims" in the

definition of "Released Claims" were separately bargained for and are material elements of the Settlement and were relied upon by each and all of the Parties in entering into the Stipulation and agreeing to the Settlement.

SETTLEMENT CONSIDERATION

2. In consideration of the full settlement, satisfaction, compromise and release of the Released Plaintiffs' Claims and the dismissal with prejudice of the Action, the Adviser will cause a settlement payment of $25,000,000 (twenty-five million dollars) (the "Settlement Amount"), inclusive of funds derived from insurance coverage, into an interest-bearing escrow account to be established by Plaintiffs' Co-Lead Counsel (the "Escrow Account"). The Settlement Amount shall be paid into the Escrow Account within ten (10) business days after the date on which the Final Order and Judgment becomes Final (the "Payment Date").

3. Within five (5) business days after the Effective Date, Plaintiffs' Co-Lead Counsel shall cause to be paid to the Trust for the benefit of the Fund the Settlement Amount and any and all interest earned thereon, less the costs of providing the Notice pursuant to paragraph 10 and an amount sufficient to cover any Attorneys' Fees and Expenses Award to be paid from the Escrow Account.

4. Apart from the payment of the Settlement Amount in accordance with paragraph 2, and Defendants' provision—at their own cost—of necessary shareholder records (if any) for purposes of providing the Notice, no Defendant

Releasee shall have any further obligation to Plaintiffs, Plaintiffs' Counsel or the Fund in connection with the Action, the Settlement or the Released Claims, except as provided in paragraphs 9-10, 21-24, and 32-33 of this Stipulation.

RELEASES

5.   Upon the Effective Date, the Trust, the Fund, Plaintiffs, and each and every Fund Shareholder derivatively on behalf of the Fund, and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, by operation of this Stipulation and the Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees from any and all of the Released Plaintiffs' Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs' Claims against any of the Defendant Releasees, as more fully detailed in the accompanying Exhibit A. In addition, Plaintiffs agree not to initiate, prosecute, assist in, or facilitate the prosecution of any other claims arising out of the same nucleus of operative facts giving rise to the Action. In addition, indemnity, contribution, indemnity-like and contribution-like claims shall be forever barred and enjoined, with appropriate judgment-reduction credit, as more fully detailed in the accompanying Exhibit A.

6. Upon the Effective Date, Defendants and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, by operation of this Stipulation and the Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Plaintiff Releasees from any and all of the Released Defendants' Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants' Claims against any of the Plaintiff Releasees.

7. Notwithstanding anything else in the Final Order and Judgment or anything else in the Stipulation, nothing shall release, interfere with, limit, or bar the assertion by any Defendant Releasee of (a) any claim or rights for insurance coverage under any insurance, reinsurance, or indemnity policy, (b) any statutory, by-law, trust instrument, or contractual right or claim to indemnification or advancement as against any other Defendant Releasee, or (c) any statutory, by-law, trust instrument, common-law, or contractual rights or claims as against any other Defendant Releasee concerning matters other than indemnification, contribution, or advancement; provided, however, that this Paragraph 7 shall not apply to any claims by the Adviser against any other Defendant Releasee to be indemnified for, seek contribution for, or otherwise be reimbursed for the Settlement Amount.

SCHEDULING ORDER; STAY OF PROCEEDINGS

8.   Promptly after the execution of this Stipulation, the Parties shall jointly request entry of the Scheduling Order: (i) approving the form and manner of notice to Fund Shareholders of the pendency of this Action, the Settlement, and their right to object; (ii) establishing the procedure and schedule for the Court's consideration of the Settlement, dismissal of the Action with prejudice and Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and expenses; and (iii) staying all further proceedings in this Action except as may be necessary to implement the Settlement.

NOTICE

9.   The Scheduling Order will provide that the Fund shall mail, or cause to be mailed, the Notice to each Person who was a shareholder of the Fund as of the date that the Stipulation was submitted to the Court (other than Defendants) at his, her or its last known address appearing in the share transfer records maintained by or on behalf of the Fund. The Fund shall use reasonable efforts to give notice to nominee shareholders such as brokerage firms and others who hold Fund shares as record owners but not as beneficial owners. Such nominee shareholders will be directed, within seven (7) business days of their receipt of the Notice, to either forward copies of the Notice to their beneficial owners or to provide the Fund with lists of the names and addresses of the beneficial owners, so that the Fund may

send the Notice promptly to such identified beneficial owners. Nominee shareholders who elect to send the Notice to their beneficial owners shall send a statement to the Fund confirming that the mailing was made as directed. In addition, the Trust will be required to include a copy of the Notice as part of a press release, which shall be available on the website of the Trust through the Effective Date.

10. All costs of providing the Notice incurred by the Fund or any of its agents ("Notice Costs"), other than costs incurred by Defendants in producing necessary shareholder records (if any) for purposes of providing the Notice, shall be paid by the Adviser and reimbursed to the Adviser from the Escrow Account as soon as sufficient funds have been deposited into the Escrow Account pursuant to Paragraph 2. If the Court does not approve the Settlement (including any modification thereto made with the consent of the Parties as provided for herein), the cost of Notice shall remain the responsibility of the Adviser, and the other parties hereto shall have no obligation with respect thereto.

FINAL ORDER AND JUDGMENT; DISMISSAL OF THE ACTION

11. If the Court approves the Settlement (including any modification thereto made with the consent of the Parties as provided for herein) following the Settlement Hearing as fair, reasonable, adequate and in the best interests of the

Fund and the Fund Shareholders, the Parties shall jointly and promptly request that the Court enter the Final Order and Judgment in the Action.

12.   Upon entry of the Final Order and Judgment, the Action shall be dismissed in its entirety and with prejudice, with Plaintiffs, Defendants, and the Fund each to bear his, her, or its own fees, costs, and expenses, except as expressly provided in this Stipulation. Lead Plaintiff and Plaintiffs' Counsel will take no position regarding payments or insurance among Defendants and/or the Fund.

CONDITIONS OF SETTLEMENT AND TERMINATION

13.   The Effective Date of the Settlement shall be deemed to occur on the occurrence or waiver in writing by all Parties in its, his or her sole discretion of all of the following events:

(a)   the Court has entered the Scheduling Order, substantially in the form attached hereto as Exhibit C, as required by paragraph 8 above;

(b)   the Court has entered the Final Order and Judgment without material alteration or, in the event of material alteration, such alteration is consented to by the Parties in its, his or her sole discretion in writing;

(c)   the Final Order and Judgment becomes Final;

(d)   the Action is dismissed with prejudice;

(e)   the full Settlement Amount is deposited into the Escrow Account in accordance with the provisions of paragraph 2 above; and

(f)   the New York Federal Court approves the settlement of the Consolidated Securities Action, and such approval becomes Final.

14.   Each Defendant shall have the right to terminate the Settlement and this Stipulation as to all Parties by providing written notice of its, his or her election to do so ("Termination Notice"), through counsel, to all other Parties hereto within thirty (30) calendar days after: (a) the Court's refusal to enter the Scheduling Order, substantially in the form attached hereto as Exhibit C; (b) the Court's refusal to issue an order approving the Settlement or any material part thereof; (c) the Court's refusal to enter the Final Order and Judgment without material alteration or, in the event of material alteration, without each Party's consenting to such alteration in writing in its, his or her sole discretion (other than as to the Attorneys' Fees and Expenses Award) or to dismiss the Action with prejudice; (d) the date upon which an order materially altering, vacating or reversing the Final Order and Judgment becomes Final; (e) the refusal of the New York Federal Court to issue an order approving the proposed settlement of the Consolidated Securities Action; or (f) if the New York Federal Court issues an order approving the proposed settlement of the Consolidated Securities Action, the failure of that settlement to become Final after exhaustion of all appeals, including petitions for rehearing and reargument. In addition, prior to the Effective Date, each Defendant has the right to terminate the Stipulation as to all Parties by

providing Termination Notice, through counsel, to all other parties hereto within thirty (30) calendar days after any claim relating to the subject matter of the Action or the Liquidation is commenced or prosecuted against any of the Released Parties and after a motion is filed by such Released Party(ies) and the court refuses to dismiss any such claim with prejudice or stay any such claim in deference to the Action.

15. In the event the Settlement is properly terminated pursuant to paragraph 14 or any other provision of this Stipulation, then: this Stipulation and the Settlement (including the Releases given pursuant to the terms of this Stipulation) shall be cancelled and shall become null and void and of no force and effect, except as specifically provided herein; the Parties shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation, and they shall promptly agree on a new scheduling order to govern further proceedings in the Action; and all amounts in the Escrow Account, including interest less amounts properly paid or accrued pursuant to this Stipulation, shall be returned within ten (10) days to the Defendants and/or insurers who funded such amounts. In the event of such termination, this Stipulation shall not be used for any purpose in any proceedings before any court or tribunal and any judgments or orders entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated *nunc pro tunc*.

ATTORNEYS' FEES AND EXPENSES

16.   Plaintiffs' Co-Lead Counsel, on behalf of themselves and all other Plaintiffs' Counsel, intend to apply to the Court for an award of attorneys' fees and reimbursement of their litigation expenses to be paid from (and out of) the Settlement Amount, and from no other source (the "Fee and Expense Application"). The Parties will propose that the Fee and Expense Application be the only petition for attorneys' fees and expenses allowed on behalf of Plaintiffs, Plaintiffs' Counsel, or counsel purporting to represent any other Fund Shareholder in connection with the Action or the Settlement. No Defendant Releasee has discussed with any Plaintiff or any Plaintiffs' Counsel the amount that Plaintiffs' Counsel may seek.

17.   Any Attorneys' Fees and Expenses Award shall be paid from the Escrow Account to Plaintiffs' Co-Lead Counsel within five (5) business days after the Effective Date.

18.   No Defendant Releasee shall have any responsibility or liability whatsoever with respect to the allocation of any Attorneys' Fees and Expenses Award among Plaintiffs' Counsel, or any other counsel representing or purporting to represent Plaintiffs or any other Fund Shareholder or any other counsel asserting a right to recover any portion of the Attorneys' Fees and Expenses Award. Any dispute regarding any allocation of fees or expenses among Plaintiffs' Counsel, or

any other counsel representing or purporting to represent Plaintiffs or any other Fund Shareholder or any other counsel asserting a right to recover any portion of the Attorneys' Fees and Expenses Award shall have no effect on the Settlement.

19. No Defendant Releasee shall be liable for or obligated to pay any fees, expenses, costs, or disbursements, or to incur any expense on behalf of, Plaintiffs, Plaintiffs' Counsel, any other counsel representing or purporting to represent Plaintiffs or any other Fund Shareholder, directly or indirectly, in connection with the Action, the Settlement or any Released Plaintiffs' Claims or any other counsel asserting a right to recover any portion of the Attorneys' Fees and Expenses Award, except as expressly provided in paragraph 2 of this Stipulation; provided, however, that if any court awards fees, expenses, costs, or disbursements to counsel purporting to represent any Fund Shareholder in connection with the Released Plaintiffs' Claims (which none of the Parties thinks is appropriate under the circumstances), no Defendant Releasee shall pay those fees, expenses, costs and disbursements.

20. It is not a condition of this Stipulation, the Settlement or the Final Order and Judgment that the Court award any attorneys' fees and/or expenses to Plaintiffs' Counsel. In the event that the Court does not award attorneys' fees and/or expenses or makes an award in an amount that is less than Plaintiffs' Counsel seek or is otherwise unsatisfactory to Plaintiffs' Counsel, or in the event

that an attorneys' fee and expense award is vacated or reduced on appeal, this Stipulation and the Settlement, including the effectiveness of the Releases and other obligations of the Parties under the Settlement, nevertheless shall remain in full force and effect.

COOPERATION

21. In addition to the actions specifically provided for in this Stipulation, the Parties agree to use their good faith efforts (except that none of the Defendant Releasees need make any payment to the Trust for the benefit of the Fund in addition to the Settlement Amount) from the date hereof to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations or agreements, to consummate and make effective this Stipulation and the Settlement. The Parties and their attorneys agree to cooperate fully with one another in seeking the Court's approval of the Settlement and to use their good faith efforts (except that none of the Defendant Releasees need make any payment to the Trust for the benefit of the Fund in addition to the Settlement Amount) to effect the consummation of this Stipulation and the Settlement, including, but not limited to, resolving any objections raised with respect to the Settlement. Without further order of the Court, the Parties may agree to reasonable extensions of time not expressly set by the Court in order to carry out any of the provisions of this Stipulation.

22.   If, before the Court's approval of the Settlement becomes Final, any action was or is filed in any court asserting claims that are related to the subject matter of the Action, the Parties agree to take any and all necessary actions to prevent, stay or seek dismissal of such action, and to oppose entry of any interim or final relief in any other litigation against any of the Parties that challenges the Settlement or otherwise involves a Released Claim (except that none of the Defendant Releasees need make any payment to the Trust for the benefit of the Fund in addition to the Settlement Amount).

23.   Defendants will not support any action of, or take any action to enable, the New York Federal Court to assert subject-matter jurisdiction over any shareholder derivative actions filed in or pending before that court relating to the Fund (the "New York Derivative Proceedings"). Lead Plaintiff and Plaintiffs' Co-Lead Counsel will support a motion to stay the New York Derivative Proceedings pending final disposition of the Settlement to the extent that the New York Federal Court determines that it does, in fact, have subject-matter jurisdiction over the claims asserted in the New York Derivative Proceedings. To the extent that the New York Federal Court determines that it does not have subject-matter jurisdiction over the claims asserted in the New York Derivative Proceedings, Lead Plaintiff and Plaintiffs' Co-Lead Counsel will support a motion to stay any

proceedings by the New York Derivative plaintiffs in any state court pending final disposition of the Settlement.

COMMUNICATION

24. Nothing in this Stipulation shall limit the right of the Fund or the Adviser to communicate with the Fund's shareholders in the regular course of business or to make statements to the extent they have been advised is required by law. In addition, each Party shall be afforded a reasonable opportunity to review and comment on any press releases relating to the Action or the Settlement (if any) proposed for publication by each other Party.

STIPULATION NOT AN ADMISSION

25. Neither this Stipulation nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any Defendant Releasee as to the validity of any claims, causes of action or other issues that were, might be, or have been raised in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies any such wrongdoing or liability; or (ii) Plaintiffs as to the infirmity of any claim or the validity of any defense, or to the amount of any damages. The existence of the Stipulation, its contents or any negotiations, statements or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to,

interpreted, construed, invoked or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, any of the Released Parties may file the Stipulation or any judgment or order of the Court related hereto in any other action that may be brought against them, in order to support any and all defenses or counterclaims based on *res judicata*, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

NO WAIVER

26. Any failure by any Party to insist upon the strict performance by any other Party of any of the provisions of this Stipulation shall not be deemed a waiver of any of the provisions hereof, and such Party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions in this Stipulation by such other Party. All waivers must be in writing and signed by the party against whom the waiver is asserted.

27. No waiver, express or implied, by any Party of any breach or default in the performance by any other Party of its obligations under this Stipulation shall be deemed or construed to be a waiver of any other breach, whether prior, subsequent or contemporaneous, under this Stipulation.

AUTHORITY

28. This Stipulation will be executed by counsel to the Parties, each of whom represents and warrants that he or she has been duly authorized and empowered to execute this Stipulation on behalf of such Party, and that it shall be binding on such Party in accordance with its terms.

SUCCESSORS AND ASSIGNS

29. This Stipulation is, and shall be, binding upon, and inure to the benefit of, the Parties and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns; provided, however that no Party shall assign or delegate its rights or responsibilities under this Stipulation without the prior written consent of the other Parties.

BREACH

30. The Parties agree that in the event of any breach of this Stipulation, all of the Parties' rights and remedies at law, equity or otherwise, are expressly reserved.

GOVERNING LAW AND FORUM

31. This Stipulation shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles. Any action relating to this Stipulation will be filed exclusively in the Court. Each Party: (i) consents to personal jurisdiction in any such action (but no other action) brought in the Court; (ii) consents to service of process by registered

mail upon such Party and/or such Party's agent; and (iii) waives any objection to venue in the Court and any claim that Delaware or the Court is an inconvenient forum.

REPRESENTATIONS AND WARRANTIES

32.   Plaintiffs and Plaintiffs' Counsel represent and warrant that: (i) Plaintiffs are shareholders of the Fund and were shareholders of the Fund at all relevant times for purposes of maintaining standing in the Action; (ii) none of the Released Plaintiffs' Claims has been assigned, encumbered or in any manner transferred, in whole or in part; and (iii) neither Plaintiffs nor Plaintiffs' Counsel will attempt to assign, encumber or in any manner transfer, in whole or in part, any of the Released Plaintiffs' Claims.

33.   Each Party represents and warrants that the Party has made such investigation of the facts pertaining to the Settlement provided for in this Stipulation, and all of the matters pertaining thereto, and has been advised by counsel, as the Party deems necessary and advisable.

ENTIRE AGREEMENT

34.   This Stipulation and the attached exhibits constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior or contemporaneous oral or written agreements, understandings or representations. All Parties agree that no representations, warranties or

inducements have been made to any Party concerning the Stipulation or its exhibits other than the representations, warranties and covenants contained and memorialized in such documents. All Parties further agree that they are not relying on any representations, warranties or covenants that are not expressly contained and memorialized in the Stipulation or its exhibits. All of the exhibits hereto are material and integral parts hereof and are fully incorporated herein by reference.

INTERPRETATION

35.   This Stipulation will be deemed to have been mutually prepared by the Parties and will not be construed against any of them by reason of authorship.

36.   Section and/or paragraph titles have been inserted for convenience only and will not be used in interpreting the terms of this Stipulation.

37.   The terms and provisions of this Stipulation are intended solely for the benefit of the Parties, and their respective successors and permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights or remedies upon any other Person, except with respect to: (i) any attorneys' fees and expenses to be paid to Plaintiffs' Counsel pursuant to the terms of this Stipulation; and (ii) the Released Parties who are not signatories hereto, who shall be third-party beneficiaries under this Stipulation and entitled to enforce it in accordance with its terms, but the consent of such third-party beneficiary shall not be required to amend, modify or terminate the Stipulation.

AMENDMENTS

38.   This Stipulation may not be amended, changed, waived, discharged or terminated (except as explicitly provided herein), in whole or in part, except by an instrument in writing signed by the Parties to this Stipulation.

COUNTERPARTS

39.   This Stipulation may be executed in any number of actual, telecopied or electronically mailed counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. This Stipulation will become effective when the actual, telecopied or electronically mailed counterparts have been signed by each of the Parties to this Stipulation and delivered to the other Parties. The executed signature page(s) from each actual, telecopied or electronically mailed counterpart may be joined together and attached and will constitute one and the same instrument.

CONTINUING JURISDICTION

40.   The consummation of this Settlement as embodied in this Stipulation shall be under the authority of the Court, and the Court shall retain exclusive jurisdiction for the purpose of enforcing the terms of this Stipulation.

NOTICE TO PARTIES

41.   If any Party is required to give notice to any other Party under this Stipulation, such notice shall be in writing and shall be deemed to have been duly

given upon receipt of hand or courier delivery, or facsimile transmission with confirmation of receipt. Notice shall be provided as follows:

If to Plaintiffs:

Friedlander & Gorris, P.A.
Attn: Joel Friedlander
1201 N. Market Street, Suite 2200
Wilmington, Delaware 19801
Telephone: (302) 573-3500
Facsimile: (302) 573-3501

Rosenthal, Monhait & Goddess, P.A.
Attn: Carmella P. Keener
P.O. Box 1070
Wilmington, DE 19899
Telephone: (302) 656-4433
Facsimile: (302) 658-7567

If to Defendants William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Eric Rakowski, Martin Shubik, Charles C. Walden, Patrick Reinkemeyer, and Nominal Defendant Third Avenue Trust:

Abrams & Bayliss, LLP
Attn: A. Thompson Bayliss
20 Montchanin Road, Suite 200
Wilmington, Delaware 19807-2174
Telephone: (302) 778-1000
Facsimile: (302) 778-1001

Ropes & Gray LLP
Attn: Robert A. Skinner
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
Telephone: (617) 951-7000
Facsimile: (617) 951-7050

If to Defendants Third Avenue Management LLC, Michael Buono, Vincent J. Dugan, W. James Hall, and Joseph J. Reardon:	Potter Anderson & Corroon LLP Attn: Kevin R. Shannon 1313 N. Market Street Hercules Plaza, 6th Floor Wilmington, Delaware 19899 Telephone: (302) 984-6000 Facsimile: (302) 658-1192 Kramer Levin Naftalis & Frankel LLP Attn: Jonathan M. Wagner 1177 Avenue of Americas New York, New York 10036 Telephone: (212) 715-9100 Facsimile: (212) 715-8000
If to Defendant David M. Barse:	Morris Nichols Arsht & Tunnell LLP Attn: David J. Teklits 1201 N. Market Street, 18th Floor Wilmington, Delaware 19801 Telephone: (302) 658-9200 Facsimile: (302) 658-3989 Milbank, Tweed, Hadley & McCoy LLP Attn: Scott A. Edelman 28 Liberty Street New York, New York 10005 Telephone: (212) 530-5000 Facsimile: (212) 530-5219

If to Defendant Martin J. Whitman: Richards, Layton & Finger, P.A.
Attn: Lisa A. Schmidt
920 North King Street
Wilmington, Delaware 19801
Telephone: (302) 651-7700
Facsimile: (302) 651-7701

Proskauer Rose LLP
Attn: Arnold S. Jacobs
Eleven Times Square
New York, New York 10036
Telephone: (212) 969-3000
Facsimile: (212) 969-2900

IN WITNESS WHEREOF, the Parties hereto have caused this Stipulation to be executed by their duly authorized counsel, as of March 31, 2017.

Of Counsel:

Jeffrey S. Abraham
Philip T. Taylor
ABRAHAM, FRUCHTER
& TWERSKY, LLP
One Penn Plaza, Suite 2805
New York, NY 10119
(212) 279-5050

Lawrence P. Eagel
Jeffrey H. Squire
J. Brandon Walker
BRAGAR EAGEL & SQUIRE, P.C.
885 Third Avenue, Suite 3040
New York, New York 10022
(212) 308-5858

Co-Lead Counsel for Plaintiffs

/s/ Jeffrey M. Gorris
Joel Friedlander (Bar No. 3163)
Jeffrey M. Gorris (Bar No. 5012)
Christopher P. Quinn (Bar No. 5823)
FRIEDLANDER & GORRIS, P.A.
1201 N. Market Street, Suite 2200
Wilmington, DE 19801
(302) 573-3500

Co-Lead Counsel for Plaintiffs

/s/ Carmella P. Keener
Carmella P. Keener (Bar No. 2810)
ROSENTHAL, MONHAIT
& GODDESS, P.A.
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Delaware Co-Counsel for Plaintiffs

Of Counsel:

Robert A. Skinner
Amy D. Roy
ROPES & GRAY LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
(617) 951-7000

Lee S. Gayer
ROPES & GRAY LLP
1211 Avenue of the Americas
New York, NY 10036-8704
(212) 596-9000

/s/ A. Thompson Bayliss
A. Thompson Bayliss (#4379)
Adam K. Schulman (#5700)
ABRAMS & BAYLISS, LLP
20 Montchanin Road, Suite 200
Wilmington, DE 19807-2174
(302) 778-1000

*Attorneys for Defendants William E.
Chapman, II, Lucinda Franks, Edward J.
Kaier, Eric Rakowski, Martin Shubik,
Charles C. Walden, Patrick Reinkemeyer,
and Nominal Defendant Third Avenue
Trust*

Of Counsel:

Jonathan M. Wagner
John P. Coffey
Adina C. Levine
KRAMER LEVIN NAFTALIS & FRANKEL
LLP
1177 Avenue of the Americas,
New York, NY 10036

/s/ Berton W. Ashman, Jr.
Kevin R. Shannon (#3137)
Berton W. Ashman, Jr. (#4681)
Jaclyn C. Levy (#5631)
POTTER ANDERSON & CORROON LLP
Hercules Plaza, 6th Floor
1313 North Market Street
Wilmington, DE 19801
(302) 984-6000

*Attorneys for Defendants Third Avenue
Management LLC, Michael Buono,
Vincent J. Dugan, W. James Hall, and
Joseph J. Reardon*

Of Counsel:

Scott A. Edelman
MILBANK, TWEED, HADLEY & McCOY
LLP
28 Liberty Street
New York, NY 10005-1413
(212) 530-5000

Of Counsel:

Arnold S. Jacobs
Jonathan E. Richman
PROSKAUER ROSE LLP
Eleven Times Square
New York, New York 10036-8299
(212) 969-3000

/s/ David J. Teklits
David J. Teklits (#3221)
Kevin M. Coen (#4775)
MORRIS, NICHOLS, ARSHT & TUNNELL
LLP
1201 North Market Street
Wilmington, DE 19801
(302) 658-9200

Attorneys for Defendant David M. Barse

/s/ Lisa A. Schmidt
Lisa A. Schmidt (#3019)
Ryan P. Durkin (#6149)
RICHARDS, LAYTON & FINGER, P.A.
920 North King Street
Wilmington, DE 19801
(302) 651-7700

Attorneys for Defendant Martin J.
Whitman

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THIRD AVENUE TRUST SHAREHOLDER AND DERIVATIVE LITIGATION	Consolidated C.A. No. 12184-VCL

FINAL ORDER AND JUDGMENT

A hearing having been held before this Court on _____ __, 2017, pursuant to the Court's Order of _____ __, 2017 (the "Scheduling Order"), upon the Stipulation and Agreement of Compromise, Settlement and Release, dated March 31, 2017 (the "Stipulation"), entered into in the above-captioned, consolidated derivative action (the "Action"), which is incorporated herein by reference, it appearing that due notice of the hearing has been given in accordance with the Scheduling Order, the Parties having appeared by their respective attorneys of record, the Court having heard and considered evidence in support of the proposed Settlement, the attorneys for the Parties having been heard, an opportunity to be heard having been given to all other persons requesting to be heard in accordance with the Scheduling Order, the Court having determined that notice to Fund Shareholders was adequate and sufficient, and the entire matter of the proposed Settlement having been heard and considered by the Court,

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED, this ___ day of _____, 2017, as follows:

1.   **Definitions**: Unless otherwise defined herein, the capitalized terms used herein shall have the same meanings as they have in the Stipulation.

2.   **Jurisdiction**: The Court has jurisdiction over the subject matter of the Action, and all matters relating to the Settlement, as well as personal jurisdiction over all of the Parties and the Fund Shareholders.

3.   **Incorporation of Settlement Documents**:   This Judgment incorporates and makes a part hereof: (a) the Stipulation filed with the Court on March 31, 2017; and (b) the Notice, which was filed with the Court on March 31, 2017.

4.   **Derivative Action Properly Maintained; Adequacy of Plaintiffs and Plaintiffs' Counsel**: Based on the record in the Action, the Court finds that each of the provisions of Court of Chancery Rule 23.1 has been satisfied and the Action has been properly maintained according to Court of Chancery Rule 23.1; provided, however, that, because the Action is settling, the Court does not determine whether Plaintiffs adequately alleged demand futility in accordance with Rule 23.1. Plaintiffs and Plaintiffs' Co-Lead Counsel have adequately represented

the interests of the Fund and its shareholders both in terms of litigating the Action and for purposes of entering into and implementing the Settlement.

5.   **Notice**:   The Court finds that the mailing and publication of the Notice: (a) were implemented in accordance with the Scheduling Order; (b) constituted notice that was reasonably calculated, under the circumstances, to apprise Fund Shareholders of: (i) the pendency of the Action; (ii) the effect of the proposed Settlement (including the Releases to be provided thereunder); (iii) Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and reimbursement of litigation expenses; (iv) Fund Shareholders' right to object to the Settlement and/or to Plaintiffs' Co-Lead Counsel's application for attorneys' fees and litigation expenses; and (v) their right to appear at the Settlement Hearing; (c) constituted due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (d) satisfied the requirements of Court of Chancery Rule 23.1, the United States Constitution (including the Due Process Clause), and all other applicable law and rules.

6.   **Final Settlement Approval and Dismissal of Claims**:   Pursuant to, and in accordance with, Court of Chancery Rule 23.1, this Court hereby fully and finally approves the Settlement set forth in the Stipulation in all respects (including, without limitation: the Settlement consideration; the Releases, including the release of the Released Plaintiffs' Claims as against the Defendant

Releasees; and the dismissal with prejudice of the Action), and finds that the Settlement is, in all respects, fair, reasonable and adequate to Plaintiffs, the Fund and the Fund's shareholders. The Parties are directed to implement, perform and consummate the Settlement in accordance with the terms and provisions contained in the Stipulation.

7. The Action and all of the claims asserted against the Defendants in the Action by Plaintiffs are hereby dismissed with prejudice. The Parties shall bear their own costs and expenses, except as otherwise expressly provided in the Stipulation.

8. **Binding Effect**: The terms of the Stipulation and of this Judgment shall be forever binding on the Defendants, the Trust, the Fund, Plaintiffs and all other Fund Shareholders, as well as their respective successors and assigns.

9. **Releases**: The Releases set forth in paragraphs 5 and 6 of the Stipulation, together with the definitions contained in paragraph 1 of the Stipulation relating thereto, are expressly incorporated herein in all respects. Specifically:

(a) Upon the Effective Date, the Trust, the Fund, Plaintiffs, and each and every Fund Shareholder derivatively on behalf of the Fund, and their respective agents, spouses, heirs, predecessors, successors, personal

representatives, representatives and assigns, in their capacities as such only, by operation of the Stipulation and this Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees from any and all of the Released Plaintiffs' Claims.

(b)   Upon the Effective Date, Defendants and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, by operation of the Stipulation and this Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Plaintiff Releasees from any and all of the Released Defendants' Claims.

(c)   Notwithstanding anything else in this Final Order and Judgment or anything else in the Stipulation, nothing shall release, interfere with, limit, or bar the assertion by any Defendant Releasee of (i) any claim or rights for insurance coverage under any insurance, reinsurance, or indemnity policy , (ii) any statutory, by-law, trust instrument, or contractual right or claim to indemnification or advancement as against any other Defendant Releasee, or (iii) any statutory, by-law, trust instrument, common-law, or contractual rights or claims as against any other Defendant Releasee concerning matters

other than indemnification, contribution, or advancement; provided, however, that this paragraph 9(c) shall not apply to any claims by the Adviser against any other Defendant Releasee to be indemnified for, seek contribution for, or otherwise be reimbursed for the Settlement Amount.

(d) "Released Defendants' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims, arising out of or relating to the commencement, prosecution, or settlement of the Action; provided, however, for the avoidance of doubt, the Released Defendants' Claims shall not include the right to enforce the Stipulation, the Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

(e) "Defendant Releasees" means, whether or not each or all of the following Persons were named, served with process, or appeared in the

Action: (i) William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin Whitman, David Barse, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, Michael Buono, Jack Aber, and Marvin Moser; Affiliated Managers Group, Inc., M.J. Whitman LLC, the Adviser, the Trust and the Fund; (ii) for each and all of the Persons identified in the foregoing clause of this Section 9(e), any and all of their respective past or present trusts, foundations, investors, insurers, reinsurers, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited-liability companies, corporations, parents, controlling persons, subsidiaries, divisions, direct or indirect affiliates, associated entities, stockholders, members, managing members, managing agents, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys in fact, counsel, accountants and associates that are not natural persons; (iii) for each and all of the Persons identified in the foregoing clauses of this Section 9(e) that are not natural persons, any and all of their respective past or present trustees, agents, employees, fiduciaries, partners, controlling persons, principals, officers, managers, directors, managing directors, members, managing members, managing agents,

financial or investment advisors, advisors, consultants, brokers, dealers, lenders, attorneys in fact, counsel, accountants, and associates who are natural persons; (iv) for each and all of the Persons identified in the foregoing clauses of this Section 9(e) that are not natural persons, their respective successors and assigns; and (v) for each and all of the Persons identified in the foregoing clauses of this Section 9(e) who are natural persons, all their past or present family members or spouses, and the heirs, executors, estates, administrators, personal or legal representatives, assigns, beneficiaries and distributees of any of the foregoing.

(f) "Released Plaintiffs' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims, that Plaintiffs asserted in either of the Original Derivative Actions or the Action, or that could have been asserted on behalf of the Trust or Fund,

including those that were threatened, asserted, or could have been asserted by any of the Fund's shareholders, including William Engel, Livio Broccolino, and/or Miranda Zuber, or that the Trust or Fund could have asserted directly, in any court, tribunal, forum or proceeding, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule, and that are based upon, arise out of, relate in any way to, or involve, directly or indirectly: (i) the management, operation, and/or oversight of the Fund; (ii) the Liquidation; (iii) all disclosures (including any actual or purported misrepresentation or omission, whether or not alleged) made about the Fund's management, operations, oversight, liquidation, assets, or otherwise related to the Fund (other than the claims asserted in the Consolidated Securities Action) up to and including the date the Court approves the Settlement; provided, however, for the avoidance of doubt, the Released Plaintiffs' Claims shall not include the right to enforce the Stipulation, the Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

(g) "Plaintiff Releasees" means Plaintiffs, Plaintiffs' Counsel, and any and all of their respective past or present family members, spouses, agents, heirs, predecessors, successors, personal representatives, representatives, attorneys, fiduciaries, employees, assigns, partners,

corporations, direct or indirect affiliates, consultants, bankers, representatives, estates, insurers, reinsurers, and advisors.

10. **Permanent Injunction**: Subject to the reservations set out in Paragraph 7 of the Stipulation and Paragraph 9(c) of this Final Order and Judgment, the Court hereby permanently bars and enjoins:

(a)   The Trust, the Fund, Plaintiffs, and each and every Fund Shareholder derivatively on behalf of the Fund, and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, and anyone else purporting to act on behalf of or derivatively for any of the above, from filing, commencing, instituting, prosecuting, intervening in, participating in, or receiving any benefits or other relief from any other lawsuit, arbitration, or administrative, regulatory, or other proceeding or order, in any jurisdiction or forum, against any of the Defendant Releasees based on or relating in any way to the Released Plaintiffs' Claims, including the claims and causes of action in the Action and any claims arising out of the same nucleus of operative facts giving rise to the Action; and

(b)   Defendants and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, from commencing, instituting or

prosecuting any of the Released Defendants' Claims against any of the Plaintiff Releasees.

11. **Complete Bar Order**: Subject to the reservations set out in Paragraph 7 of the Stipulation and Paragraph 9(c) of this Final Order and Judgment, the Court hereby enters the following bar:

(a) Any and all Persons are permanently barred, enjoined and restrained from commencing, prosecuting, or asserting any Claim against any Defendant Releasee arising under any federal, state or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract or for misrepresentation, where the Claim is or arises from a Released Plaintiffs' Claim and the alleged injury to such Person arises from that Person's alleged liability to the Fund or the Trust, including any Claim in which a Person seeks to recover from any of the Defendant Releasees (i) any amounts that such Person has or might become liable to pay to the Fund or the Trust and/or (ii) any costs, expenses, or attorneys' fees from defending any Claim by the Fund or the Trust. All such Claims are hereby extinguished, discharged, satisfied and unenforceable, subject to a hearing to be held by the Court, if necessary. The provisions of this paragraph 11(a) are intended to preclude any liability of any of the Defendant Releasees to

11

any Person for indemnification, contribution or otherwise on any Claim that is or arises from a Released Plaintiffs' Claim and where the alleged injury to such Person arises from that Person's alleged liability to the Fund or the Trust; provided, however, that if the Fund or the Trust or any shareholder suing on behalf of the Fund or the Trust obtains any judgment against any such Person based upon, arising out of or relating to any Released Plaintiffs' Claim for which such Person and any of the Defendant Releasees are found to be jointly liable, that Person shall be entitled to a credit of an amount that corresponds to the greater of (*i*) an amount that corresponds to such Defendant Releasee's or Releasees' percentage of responsibility for the loss to the Fund or the Trust or (*ii*) the Settlement Amount.

(b)   Each and every Defendant Releasee is permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any other Person (including any other Defendant Releasee) arising under any federal, state or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract and for misrepresentation, where the Claim is or arises from a Released Plaintiffs' Claim and the alleged injury to such Defendant Releasee arises from that Defendant Releasee's alleged liability to the Fund or the Trust, including

any Claim in which any Defendant Releasee seeks to recover from any Person (including another Defendant Releasee) (i) any amounts any such Defendant Releasee has or might become liable to pay to the Fund or the Trust and/or (ii) any costs, expenses, or attorneys' fees from defending any Claim by or on behalf of the Fund or the Trust. All such Claims are hereby extinguished, discharged, satisfied and unenforceable.

(c)   Notwithstanding anything stated in the Complete Bar Order, if any Person (for purposes of this paragraph 11(c), a "petitioner") commences against any of the Defendant Releasees any action either (i) asserting a Claim that is or arises from a Released Plaintiffs' Claim and where the alleged injury to such petitioner arises from that petitioner's alleged liability to the Fund or the Trust or (ii) seeking contribution or indemnity for any liability or expenses incurred in connection with any such Claim, and if such action or Claim is not barred by a court pursuant to this paragraph 11(c) or is otherwise not barred by the Complete Bar Order, neither the Complete Bar Order nor the Stipulation shall bar Claims by that Defendant Releasee against (*a*) such petitioner, (*b*) any Person who is or was Controlled by, Controlling, or under common Control with the petitioner, whose assets or estate are or were Controlled, represented, or administered by the petitioner, or as to whose Claims the petitioner has succeeded, and (*c*) any Person that

participated with any of the preceding Persons described in items (*a*) and (*b*) of this paragraph 11(c) in connection with the assertion of the Claim brought against the Defendant Releasee(s); <u>provided</u>, <u>however</u>, that nothing in the Complete Bar Order or Stipulation shall prevent the Parties from taking such steps as are necessary to enforce the terms of the Stipulation.

(d)   Plaintiffs and any other Fund Shareholder suing on behalf of the Fund or the Trust will use reasonable efforts, in settling with any other Person any Claim based upon, arising out of or relating to the Action or any of the Released Plaintiffs' Claims that the Person might have against any of the Defendant Releasees, to obtain from such Person a release of any and all such Claims.

(e)   If any term of this Complete Bar Order is held to be unenforceable after the date of entry, such provision shall be substituted with such other provision as may be necessary to afford all of the Defendant Releasees the fullest protection permitted by law from any Claim that is based upon, arises out of or relates to any Released Plaintiffs' Claim.

(f)   "Claim" or "Claims" means any and all actions, causes of action, proceedings, adjustments, executions, offsets, contracts, judgments, obligations, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, variances, covenants, trespasses, damages, demands

14

(whether written or oral), agreements, promises, liabilities, controversies, costs, expenses, attorneys' fees, and losses of any sort whatsoever, whether in law, or in equity, and whether based on any United States federal or state or foreign statutory or common-law right of action or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued, existing now or to be created in the future, including Unknown Claims.

(g)   "Complete Bar Order" means the complete bar that is set out in Paragraph 11 of this Final Order and Judgment.

(h)   "Control," "Controlling" or "Controlling Interest" means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

12.   **No Admissions**: Neither this Judgment, the Stipulation nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any of the Defendants or any of the other Defendant Releasees as to the validity of any claims, causes of action or other issues raised, or which might be or have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies any such wrongdoing

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or liability; or (ii) Plaintiffs as to the infirmity of any claim or the validity of any defense, or to the amount of any damages. The existence of the Stipulation, its contents or any negotiations, statements or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, any of the Released Parties may file the Stipulation or any judgment or order of the Court related hereto in any other action that may be brought against them, in order to support any and all defenses or counterclaims based on *res judicata*, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

13. **Award of Attorneys' Fees and Expenses**: Plaintiffs' Co-Lead Counsel are hereby awarded attorneys' fees and litigation expenses in an aggregate amount of $_____, to be paid solely from the Settlement Amount, which sum the Court finds to be fair and reasonable.

14. No proceedings or court order with respect to the award of attorneys' fees and expenses to Plaintiffs' Co-Lead Counsel shall in any way disturb or affect this Judgment (including precluding this Judgment from being appealable or

becoming Final or otherwise being entitled to preclusive effect), and any such proceedings or court order shall be considered separate from this Judgment.

15.   **Retention of Jurisdiction**: Without affecting the finality of this Judgment in any way, this Court retains continuing and exclusive jurisdiction over the Parties, the Fund and all Fund Shareholders for purposes of the administration, interpretation, implementation, and enforcement of the Settlement.

16.   **Modification of the Stipulation**: Without further approval from the Court, Plaintiffs and Defendants are hereby authorized to agree to and adopt such amendments or modifications of the Stipulation or any exhibits attached thereto to effectuate the Settlement that: (a) are not materially inconsistent with this Judgment; and (b) do not materially limit the rights of the Parties, the Fund or Fund Shareholders in connection with the Settlement. Without further order of the Court, Plaintiffs and Defendants may agree to reasonable extensions of time to carry out any provisions of the Settlement.

17.   **Termination of Settlement**: If the Settlement is terminated as provided in the Stipulation, this Judgment shall be vacated, rendered null and void and be of no further force and effect, except as otherwise provided by the Stipulation, and this Judgment shall be without prejudice to the rights of Plaintiffs, all other Fund Shareholders, the Trust, the Fund and Defendants, and the Parties

shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation.

18. **Entry of Final Judgment**: There is no just reason to delay the entry of this Judgment as a final judgment in the Action. Accordingly, the Register in Chancery is expressly directed to immediately enter this final judgment in the Action.

_____

Vice Chancellor J. Travis Laster

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THIRD AVENUE TRUST SHAREHOLDER AND DERIVATIVE LITIGATION	Consolidated C.A. No. 12184-VCL

NOTICE OF PENDENCY OF DERIVATIVE ACTION, PROPOSED SETTLEMENT OF DERIVATIVE ACTION, SETTLEMENT HEARING AND RIGHT TO APPEAR

The Delaware Court of Chancery authorized this Notice.
This is not a solicitation from a lawyer.

TO: ALL PERSONS AND ENTITIES WHO HOLD OF RECORD, OR BENEFICIALLY OWN, SHARES OF **THIRD AVENUE FOCUSED CREDIT FUND** (THE "FUND") AS OF THE CLOSE OF BUSINESS ON _____, 2017 ("FUND SHAREHOLDERS").

IF YOU ARE A NOMINEE THAT HELD FUND SHARES AS OF THE CLOSE OF BUSINESS ON _____, 2017 FOR THE BENEFIT OF ANOTHER, PLEASE READ THE SECTION BELOW ENTITLED "NOTICE TO PERSONS OR ENTITIES HOLDING RECORD OWNERSHIP ON BEHALF OF OTHERS."

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. YOUR RIGHTS WILL BE AFFECTED BY THIS LITIGATION.

This Notice relates to a proposed settlement (the "Settlement") of the above-captioned, consolidated derivative action (the "Action"), which was brought by certain Fund shareholders on behalf of Third Avenue Trust (the "Trust") for the benefit of the Fund in the Court of Chancery of the State of Delaware (the "Court").

The complete terms of the Settlement, which remains subject to the approval of the Court, are set forth in a Stipulation and Agreement of Settlement, Compromise and Release, dated March 31, 2017 (the "Stipulation"), entered into by and among: (i) plaintiff Daniel Krasner ("Lead Plaintiff") and plaintiff Avi Wagner (collectively, "Plaintiffs"), derivatively on behalf of the Trust for the benefit of the Fund; (ii) defendants William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin Whitman, David Barse, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, and Michael Buono (collectively, the "Individual Defendants"); (iii) defendant Third Avenue Management LLC (the "Adviser," and together with the Individual Defendants, "Defendants"); and (iv) the Trust, as nominal defendant (together with Plaintiffs and Defendants, the "Parties").[1]

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[1] All capitalized terms that are not defined in this Notice shall have the meanings provided in the Stipulation. A copy of the Stipulation is available for review at the following website: www._____. com.

Because this Action was brought as a derivative action on behalf of the Trust for the benefit of the Fund, the benefits from the Settlement will go directly to the Fund. Thus, Fund Shareholders will not submit claims in connection with the Settlement.

WHAT IS THE PURPOSE OF THIS NOTICE?

1.   The purpose of this Notice is to inform Fund shareholders about: (a) the pendency of the Action; (b) the proposed Settlement, subject to Court approval, on the terms and conditions set forth in the Stipulation; (c) Fund shareholders' rights with respect to the proposed Settlement and Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and reimbursement of litigation expenses; and (d) the hearing that the Court will hold on _____, 2017, at __:__ .m., at the Court of Chancery of the State of Delaware, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware, 19801.

2.   At that hearing, the Court will, among other things: (a) determine whether Plaintiffs and Plaintiffs' Co-Lead Counsel have adequately represented the interests of the Fund and its shareholders; (b) determine whether the proposed Settlement described in the Stipulation is fair, reasonable and adequate to Plaintiffs, the Fund and its shareholders, and should be approved by the Court; (c) determine whether a Final Order and Judgment (as defined below) should be entered dismissing the Action with prejudice; (d) determine whether the application by Plaintiffs' Co-Lead Counsel for an award of attorneys' fees and reimbursement of litigation expenses should be approved; (e) hear and consider any objections to the Settlement and/or to Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and expenses; and (f) consider any other matters that may properly be brought before the Court in connection with the Settlement.

WHAT IS THIS CASE ABOUT?

THE FOLLOWING DESCRIPTION OF THIS CASE HAS BEEN PREPARED BY COUNSEL FOR THE PARTIES. THE COURT HAS MADE NO FINDINGS ABOUT SUCH MATTERS, AND THIS NOTICE IS NOT AN EXPRESSION OR STATEMENT BY THE COURT OF ANY FINDINGS OF FACT.

3.   The Fund is one of a family of open-end mutual funds offered by the Trust, which is organized as a Delaware Statutory Trust and registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. § 80a-1 *et seq*. The Adviser is the investment adviser to the funds offered by the Trust.

4.   Since its inception in 2009, the Fund had a stated investment objective of seeking long-term total return by, among other things, investing a substantial amount of its assets in credit instruments that are rated below investment grade, including so-called "junk bonds," distressed debt, and similar credit instruments.

5.   On December 9, 2015, the Fund's Board of Trustees determined to place the Fund's assets in a liquidating trust and initiate a plan of liquidation for the orderly sale of Fund assets and the distribution of proceeds to shareholders (the "Liquidation"). The Fund then asked

2

the Securities and Exchange Commission ("SEC") to allow it to suspend redemptions. On December 16, 2015, the SEC entered an order permitting the temporary suspension of the right of redemption for the protection of the Fund's security holders, and all assets were transferred from the liquidating trust back to the Fund. The Fund is currently being liquidated pursuant to the plan of liquidation and the SEC's December 16, 2015 order.

6.   On January 15, 2016, William Engel filed a complaint in New York State Supreme Court, County of New York, captioned *Engel v. Third Avenue Management Company, et al.*, No. 650196/2016 (the "Engel Action"), purporting to bring derivative claims against certain of the Defendants relating to the management and operation of the Fund and the Liquidation. The case was later removed to the United States District Court for the Southern District of New York (the "New York Federal Court"), where it is pending as *Engel v. Third Avenue Management LLC et al.*, No. 1:16-cv-01118-PKC.

7.   Between January 27 and February 9, 2016, purported Fund shareholders filed four separate complaints in the United States District Court for the Central District of California, purporting to bring federal securities claims against certain of the Defendants and other entities (the "Original Securities Actions"). The cases were later transferred to the New York Federal Court, where they are pending under the consolidated caption *In re Third Avenue Management LLC Securities Litigation*, No. 16-cv-2758-PKC (the "Consolidated Securities Action").

8.   On or about January 21, 2016, Miranda Zuber made a books and records demand on the Fund's Board of Trustees pursuant to Section 3819(a) of the Delaware Statutory Trust Act. The Trust produced documents in response to the demand.

9.   On February 5, 2016, plaintiff Wagner made a books and records demand on the Adviser pursuant to Section 3819(a) of the Delaware Statutory Trust Act. The Adviser produced documents in response to the demand (the "Section 3819(a) Production").

10.   On March 3, 2016, plaintiff Krasner filed a motion for leave to intervene in the Engel Action in the New York Federal Court. And on March 7, 2016, plaintiff Zuber also moved for leave to intervene in the Engel Action. On December 20, 2016, the New York Federal Court denied plaintiff Krasner's motion to intervene in the Engel Action but requested that plaintiff Engel make a submission addressing a factual issue related to whether subject-matter jurisdiction existed.

11.   On March 17, 2016, plaintiff Krasner filed a complaint in the Court pursuant to Section 3819(a) of the Delaware Statutory Trust Act, captioned *Krasner v. Third Avenue Trust*, C.A. No. 12113-VCL ("Krasner Books and Records Action"), purporting to bring a claim against the Trust to obtain certain books and records. The Court granted the motion on July 28, 2016, and the Trust then produced the documents plaintiff Krasner sought.

12.   On April 1, 2016, Livio Broccolino filed a complaint in the New York Federal Court, captioned *Broccolino v. Third Avenue Management Company LLC, et al.*, No. 1:16-cv-02436-PKC (the "Broccolino Action"), purporting to bring derivative claims against certain of the Defendants relating to the management and operation of the Fund and the Liquidation.

13. On April 8, 2016, plaintiff Wagner filed a complaint in the Court, captioned *Wagner v. Third Avenue Management LLC, et al.*, C.A. No. 12184-VCL (the "Wagner Action"), purporting to bring class and derivative claims against Defendants relating to the management and operation of the Fund and the Liquidation.

14. On May 5, 2016, Defendants filed motions to dismiss or stay the Wagner Action.

15. On June 17, 2016, Defendants filed motions to dismiss the Engel Action. The Court held argument on that motion on August 1, 2016, and reserved decision.

16. On August 24, 2016, plaintiff Krasner filed a complaint in the Court, captioned *Krasner v. Third Avenue Management LLC, et al.*, C.A. No. 12681-VCL (the "Krasner Action," and, together with the Wagner Action, the "Original Derivative Actions"), purporting to bring class and derivative claims against certain of the Defendants relating to the management and operation of the Fund and the Liquidation.

17. On September 1, 2016, plaintiff Krasner filed in the Court a motion to (i) stay the Wagner Action; or (ii), in the alternative, consolidate, designate an operative complaint and appoint lead plaintiff, lead counsel and liaison counsel; and (iii) expedite proceedings.

18. On September 15, 2016, the Court entered an order consolidating the Original Derivative Actions into the Action; appointing plaintiff Krasner as Lead Plaintiff in the Action; appointing the law firms of Abraham, Fruchter & Twersky, LLP, Friedlander and Gorris, P.A., and Bragar Eagel & Squire, P.C. (collectively, "Plaintiffs' Co-Lead Counsel") as Co-Lead Counsel in the Action; appointing the law firm Rosenthal Monhait & Goddess, P.A. ("Plaintiffs' Delaware Co-Counsel") as Delaware Co-Counsel for Plaintiffs; and directing plaintiffs to file a consolidated amended complaint to serve as the operative complaint in the Action.

19. On September 30, 2016, the defendants in the Consolidated Securities Action filed a motion to dismiss that action.

20. On October 14, 2016, Plaintiffs filed their Verified Amended Derivative Complaint (the "Amended Complaint") in this Action, which purported to assert derivative claims on behalf of the Trust for the benefit of the Fund to recover unspecified damages allegedly caused by the Defendants' actions, as well as the return of management fees paid to the Adviser. The Amended Complaint alleged that: (i) the Adviser and the Trust's officers and directors breached their fiduciary duties to the Trust, or aided and abetted others' breaches, by investing too much of the Fund's assets in illiquid securities and by reporting "unrealistic" values for the Fund's assets when determining the Fund's daily net asset value; and (ii) this conduct constituted a breach by the Adviser of the investment advisory agreement between the Trust and the Adviser, and a breach by the Individual Defendants of the Trust Instrument governing the Trust, respectively. The Amended Complaint did not assert any direct claims on behalf of shareholders of the Fund, as Plaintiffs and their counsel concluded that claims challenging the Liquidation are properly pleaded only as derivative claims.

21. On October 28, 2016, plaintiff Krasner filed a renewed motion to intervene in the Engel Action seeking, among other things, to dismiss the Engel action for lack of subject-matter

4

jurisdiction or, in the alternative, to stay the Engel action in favor of the consolidated shareholder derivative action pending in this Court.

22. On November 3, 2016, Defendants filed motions to dismiss the Amended Complaint, and, on November 21, 2016, Defendants filed an opening brief in support of their motions. Plaintiffs filed their answering brief on December 23, 2016.

23. On December 2, 2016, plaintiff Zuber filed a complaint in the Court pursuant to Section 3819(a) of the Delaware Statutory Trust Act, captioned *Zuber v. Third Avenue Trust*, C.A. No. 12959-VCL (the "Zuber Action"), purporting to bring a claim against the Trust to obtain certain books and records. The Trust promptly produced the documents sought by plaintiff Zuber's complaint. On January 17, 2017, plaintiff Zuber filed an Amended Complaint in the Court, purporting to bring a claim against the Trust to obtain additional books and records.

24. On December 13, 2016, the Parties participated in a mediation session with the Honorable Layn R. Phillips (Ret.) ("Judge Phillips"), a former United States District Court Judge. The parties to the Consolidated Securities Action also participated in their own mediation session with Judge Phillips on that date.

25. On January 13, 2017, following further discussions among the Parties and Judge Phillips, the Parties agreed upon a term sheet memorializing the principal terms of a settlement of the Action, which are described in this Notice.

26. On January 29, 2017, the parties to the Consolidated Securities Action agreed upon a term sheet memorializing the principal terms of a settlement of that action.

27. On _____, 2017, the Court entered the Scheduling Order in connection with the Settlement. The Scheduling Order authorized this Notice to be provided to Fund shareholders and scheduled the Settlement Hearing for the Court to consider whether to grant final approval of the Settlement.

WHAT ARE THE TERMS OF THE SETTLEMENT?

28. As consideration for the Settlement:

(a) The Adviser will cause a settlement payment of $25,000,000 (twenty-five million dollars) (the "Settlement Amount"), including funds derived from insurance coverage, to be made into an interest-bearing escrow account to be established by Plaintiffs' Co-Lead Counsel (the "Escrow Account"). The Settlement Amount will be paid into the Escrow Account within ten (10) business days after the date on which the Court's order and judgment approving the Settlement becomes Final.

(b) If the Settlement is approved by the Court and the Effective Date occurs, the Settlement Amount, less Plaintiffs' Counsel's attorneys' fees and litigation expenses as awarded by the Court, and the costs of providing this Notice, will be paid from the Escrow Account to the Fund.

WHY ARE THE PARTIES SETTLING?

29.   Plaintiffs and Plaintiffs' Co-Lead Counsel thoroughly considered the facts and law underlying the claims asserted in the Action. Although Plaintiffs and Plaintiffs' Co-Lead Counsel believe that the claims asserted have merit, the Court could adopt the Defendants' view of the applicable legal standard or of the underlying evidence, and could enter judgment for the Defendants, dismissing the Action either before or after trial. Plaintiffs and Plaintiffs' Co-Lead Counsel also considered the expense and length of continued proceedings necessary to pursue their claims against the Defendants through trial, as well as the uncertainty of appeals.

30.   In light of the substantial monetary recovery included in the Settlement, and on the basis of information available to them, including publicly available information and discovery obtained from Defendants, Plaintiffs and Plaintiffs' Co-Lead Counsel have determined that the proposed Settlement is fair, reasonable, adequate, and in the best interests of the Fund and its shareholders. The Settlement provides substantial immediate benefits to the Fund and its shareholders without the risk that continued litigation could result in obtaining similar or lesser relief for the Fund and its shareholders after continued extensive and expensive litigation, including trial and the appeals that were likely to follow.

31.   Defendants believe they have substantial defenses to the claims alleged against them in the Action, and they have denied and continue to deny the allegations of wrongdoing, liability, and violation of any laws and the existence of any damages asserted in or arising from the Action.   However, Defendants have nevertheless concluded that further litigation in connection with the Action would be time-consuming and expensive. After weighing the costs, disruption, and distraction of continued litigation, Defendants have determined that the Action should be fully and finally settled in the manner and upon the terms and conditions set forth in the Stipulation.

WHAT WILL HAPPEN IF THE SETTLEMENT IS APPROVED? WHAT CLAIMS WILL THE SETTLEMENT RELEASE?

32.   If the Settlement is approved, the Court will enter a final order and judgment (the "Final Order and Judgment"). Pursuant to the Final Order and Judgment, upon the Effective Date of the Settlement, the Action will be dismissed with prejudice and the following releases will occur:

> **Release of Claims by Plaintiffs, the Trust, the Fund, and Fund Shareholders:** The Trust, the Fund, Plaintiffs, and each and every Fund Shareholder derivatively on behalf of the Fund, and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, by operation of the Stipulation and the Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees (defined below) from any and all of the Released Plaintiffs' Claims (defined below), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs' Claims against any of the Defendant Releasees, as more fully detailed in Exhibit A to the Stipulation. In addition, Plaintiffs agree not to initiate, prosecute, assist in, or facilitate the prosecution

of any other claims arising out of the same nucleus of operative facts giving rise to the Action. In addition, indemnity, contribution, indemnity-like and contribution-like claims shall be forever barred and enjoined, with appropriate judgment-reduction credit, as more fully detailed in Exhibit A to the Stipulation.

Notwithstanding anything else in the Stipulation or Exhibit A to the Stipulation, nothing shall release, interfere with, limit, or bar the assertion by any Defendant Releasee of (a) any claim or rights for insurance coverage under any insurance, reinsurance, or indemnity policy, (b) any statutory, by-law, trust instrument, or contractual right or claim to indemnification or advancement as against any other Defendant Releasee, or (c) any statutory, by-law, trust instrument, common-law, or contractual rights or claims as against any other Defendant Releasee concerning matters other than indemnification, contribution, or advancement; provided, however, that this paragraph shall not apply to any claims by the Adviser against any other Defendant Releasee to be indemnified for, seek contribution for, or otherwise be reimbursed for the Settlement Amount.

"Released Plaintiffs' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs asserted in either of the Original Derivative Actions or the Action, or that could have been asserted on behalf of the Trust or Fund, including those that were threatened, asserted, or could have been asserted by any of the Fund's shareholders, including William Engel, Livio Broccolino, and/or Miranda Zuber, or that the Trust or Fund could have asserted directly, in any court, tribunal, forum or proceeding, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule, and that are based upon, arise out of, relate in any way to, or involve, directly or indirectly: (i) the management, operation, and/or oversight of the Fund; (ii) the Liquidation; (iii) all disclosures (including any actual or purported misrepresentation or omission, whether or not alleged) made about the Fund's management, operations, oversight, liquidation, assets, or otherwise related to the Fund (other than the claims asserted in the Consolidated Securities Action) up to and including the date the Court approves the Settlement; provided, however, for the avoidance of doubt, the Released Plaintiffs' Claims do not include the right to enforce the Stipulation, the Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

"Defendant Releasees" means, whether or not each or all of the following Persons were named, served with process, or appeared in the Action: (i) William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin Whitman, David Barse, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, Michael Buono, Jack Aber, and Marvin Moser; Affiliated Managers Group, Inc., M.J. Whitman LLC, the Adviser, the Trust and the Fund; (ii) for each and all of the Persons identified in the foregoing clause, any and all of their respective past or present trusts, foundations, investors, insurers, reinsurers, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited-liability companies, corporations, parents, controlling persons, subsidiaries, divisions, direct or indirect affiliates, associated entities, stockholders, members, managing members,

managing agents, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys in fact, counsel, accountants and associates that are not natural persons; (iii) for each and all of the Persons identified in the foregoing clauses that are not natural persons, any and all of their respective past or present trustees, agents, employees, fiduciaries, partners, controlling persons, principals, officers, managers, directors, managing directors, members, managing members, managing agents, financial or investment advisors, advisors, consultants, brokers, dealers, lenders, attorneys in fact, counsel, accountants, and associates who are natural persons; (iv) for each and all of the Persons identified in the foregoing clauses that are not natural persons, their respective successors and assigns; and (v) for each and all of the Persons identified in the foregoing clauses who are natural persons, all their past or present family members or spouses, and the heirs, executors, estates, administrators, personal or legal representatives, assigns, beneficiaries and distributees of any of the foregoing.

Release of Claims by Defendants: Defendants and their respective agents, spouses, heirs, predecessors, successors, personal representatives, representatives and assigns, in their capacities as such only, by operation of the Stipulation and the Final Order and Judgment and to the fullest extent permitted by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Plaintiff Releasees from any and all of the Released Defendants' Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants' Claims against any of the Plaintiff Releasees.

"Released Defendants' Claims" means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), arising out of or relating to the commencement, prosecution, or settlement of the Action; provided, however, for the avoidance of doubt, the Released Defendants' Claims shall not include the right to enforce this Stipulation, the Settlement or the documents memorializing the settlement of the Consolidated Securities Action.

"Plaintiff Releasees" means Plaintiffs, Plaintiffs' Counsel, and any and all of their respective past or present family members, spouses, agents, heirs, predecessors, successors, personal representatives, representatives, attorneys, fiduciaries, employees, assigns, partners, corporations, direct or indirect affiliates, consultants, bankers, representatives, estates, insurers, reinsurers, and advisors.

"Unknown Claims" means any Released Claims that a Person granting a Release hereunder does not know or suspect to exist in his, her or its favor at the time of the Release, including without limitation those that, if known, might have affected the decision to enter into or object to the Settlement. With respect to any and all Released Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs and Defendants shall have expressly waived, and the Fund and each of the other Fund Shareholders shall be deemed to have, and by operation of the Final Order and Judgment by the Court shall have, waived, relinquished and released any and all provisions, rights

and benefits conferred by or under California Civil Code § 1542 or any law or principle of common law of the United States or any state or territory of the United States that is similar, comparable or equivalent to California Civil Code § 1542, which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs and Defendants acknowledge, and the Fund and all other Fund Shareholders by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Plaintiffs and Defendants, and of the Fund and all other Fund Shareholders by operation of law, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, that now exist, heretofore existed or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and Defendants acknowledge, and the Fund and all other Fund Shareholders by operation of law shall be deemed to have acknowledged, that this waiver and the inclusion of "Unknown Claims" in the definition of "Released Claims" were separately bargained for and are material elements of the Settlement and were relied upon by each and all of the Parties in entering into the Stipulation and agreeing to the Settlement.

33.   Pending final determination by the Court of whether the Settlement should be approved, all proceedings in the Action other than proceedings necessary to carry out or enforce the terms and conditions of the Stipulation, have been stayed. By order of the Court, pending final determination of whether the Settlement should be approved, Plaintiffs and all other Fund Shareholders are barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs' Claims against any of the Defendant Releasees.

HOW WILL PLAINTIFFS' COUNSEL BE PAID?

34.   Plaintiffs' Co-Lead Counsel have not received any payment for their services in pursuing the claims asserted in the Action, nor have Plaintiffs' Co-Lead Counsel been reimbursed for their litigation expenses. Plaintiffs' Co-Lead Counsel invested their own resources pursuing the Action on a contingency basis, meaning they would only be compensated for their time and recover their expenses if they created a benefit for the Fund and its shareholders through the Action. In light of the risks undertaken in pursuing the Action on a contingency basis and the benefits created for the Fund and its shareholders through the Settlement and the prosecution of the Action, Plaintiffs' Co-Lead Counsel intend to ask the Court for up to __ percent of the Settlement Amount (or $_____) (1) as fees for representing Plaintiffs and recovering the Settlement, and (2) to reimburse expenses they incurred in the litigation.

35.   Before final approval of the Settlement, Plaintiffs' Co-Lead Counsel will apply to the Court for an award of attorneys' fees and litigation expenses to be paid out of the Settlement

Amount. The Court will determine the amount of any award of attorneys' fees and litigation expenses. Fund Shareholders are not personally liable for any such fees or expenses.

WHEN AND WHERE WILL THE SETTLEMENT HEARING BE HELD? DO I HAVE RIGHT TO APPEAR AT THE SETTLEMENT HEARING?

36.   The Court will consider the Settlement and all matters related to the Settlement at the Settlement Hearing. The Settlement Hearing will be held before The Honorable J. Travis Laster, Vice Chancellor, on _____, 2017, at __:__ _.m., at the Court of Chancery of the State of Delaware, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware, 19801. The Court may change the date or time of the Settlement Hearing without further notice to the Shareholders.

37.   At the Settlement Hearing, the Court will, among other things: (a) determine whether Plaintiffs and Plaintiffs' Co-Lead Counsel have adequately represented the interests of the Fund and its Shareholders; (b) determine whether the proposed Settlement is fair, reasonable and adequate to Plaintiffs, the Fund and the Fund's Shareholders, and should be approved by the Court; (c) determine whether a Final Order and Judgment should be entered dismissing the Action with prejudice; (d) determine whether the application by Plaintiffs' Co-Lead Counsel for an award of attorneys' fees and reimbursement of litigation expenses should be approved; (e) hear and consider any objections to the Settlement and/or to Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and expenses; and (f) consider any other matters that may properly be brought before the Court in connection with the Settlement.

38.   Any person who was a shareholder of the Fund as of _____, 2017 and continues to be a shareholder of the Fund through _____, 2017 (the date of the Settlement Hearing) and who objects to the Settlement or the application for attorneys' fees and expenses by Plaintiffs' Co-Lead Counsel, or who otherwise wishes to be heard, may appear in person or through his, her, or its attorney at the Settlement Hearing and present any evidence or argument that may be proper and relevant; provided, however, that no such person shall be heard, and no papers, briefs, pleadings, or other documents submitted by any such person shall be received and considered by the Court unless, no later than _____, such person files with the Register in Chancery, Court of Chancery, 500 North King Street, Wilmington, Delaware, 19801, the following: (a) a written and signed notice of intention to appear, which states the name, address, telephone number, and email address (if available) of the objector and, if represented, his, her or its counsel; (b) proof that the objector owned shares of the Fund as of _____, 2017 and continues to hold such shares; and (c) a written, detailed statement of the person's objections to any matter before the Court, and the specific grounds for those objections, or the reasons why such person desires to appear and to be heard, as well as all documents and writings that such person wants the Court to consider, including any legal and evidentiary support. Any such filings with the Court must also be served upon each of the following counsel (by e-mail or hand, first-class U.S. mail, or express service) such that they are received no later than _____:

Friedlander & Gorris, P.A.   Abrams & Bayliss LLP
Attn: Joel Friedlander   Attn: A. Thompson Bayliss

1201 N. Market Street, Suite 2200
Wilmington, Delaware 19801
jfriedlander@friedlandergorris.com

20 Montchanin Road, Suite 200
Wilmington, Delaware 19807
Bayliss@AbramsBayliss.com

Rosenthal, Monhait & Goddess, P.A.
Attn: Carmella P. Keener
P.O. Box 1070
Wilmington, Delaware 19899
ckeener@rmgglaw.com

Morris Nichols Arsht & Tunnell LLP
Attn: David J. Teklits
1201 N. Market Street, 18th Floor
Wilmington, Delaware 19801
dteklits@mnat.com

Richards, Layton & Finger, P.A.
Attn: Lisa A Schmidt
920 North King Street
Wilmington, Delaware 19801
schmidt@rlf.com

Potter Anderson & Corroon LLP
Attn: Kevin R. Shannon
1313 N. Market Street
Hercules Plaza, 6th Floor
Wilmington, Delaware 19899
kshannon@potteranderson.com

39.   **Unless the Court orders otherwise, any person or entity who or that does not make his, her or its objection in the manner described above shall be deemed to have waived his, her or its right to object to any aspect of the proposed Settlement and Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and litigation expenses and shall be forever barred and foreclosed from objecting to the fairness, reasonableness or adequacy of the Settlement or the requested attorneys' fees and litigation expenses, or from otherwise being heard concerning the Settlement or the requested attorneys' fees and litigation expenses in this or any other proceeding.**

CAN I SEE THE COURT FILE? WHOM SHOULD I CONTACT IF I HAVE QUESTIONS?

40.   This Notice contains only a summary of the terms of the proposed Settlement. For more detailed information about the matters involved in the Action, you may view the papers on file in the Action, including the Stipulation, during regular office hours at the Office of the Register in Chancery in the Court of Chancery of the State of Delaware, 500 North King Street, Wilmington, Delaware, 19801. Additionally, copies of the Stipulation and any related orders entered by the Court will be posted on the following website: www._____.com. If you have questions regarding the Settlement, you may write or call the following representative for Plaintiffs' Co-Lead Counsel:_____.

NOTICE TO PERSONS OR ENTITIES HOLDING RECORD OWNERSHIP ON BEHALF OF OTHERS

40.   If you are a brokerage firm, bank, or other person or entity who or that held shares of the Fund as of the close of business on _____, 2017 as a record holder for the beneficial interest of persons or organizations other than yourself, you must either: (a) within seven (7) calendar days after receipt of this Notice, request from the Fund through _____ (the "Notice Administrator") sufficient copies of this Notice to forward to all such beneficial owners

and within seven (7) calendar days of receipt of those Notices forward them to all such beneficial owners; or (b) within seven (7) calendar days after receipt of this Notice, provide a list of the names and addresses of all such beneficial owners to the Notice Administrator at _____. If you choose the second option, the Notice Administrator will send a copy of the Notice to the beneficial owners. Upon full compliance with these directions, such nominees may seek reimbursement of their reasonable expenses actually incurred, by providing the Notice Administrator with proper documentation supporting the expenses for which reimbursement is sought. Copies of this Notice may also be obtained by calling the Notice Administrator toll-free at _____.

DO NOT CALL OR WRITE THE COURT OR THE OFFICE OF THE REGISTER IN CHANCERY REGARDING THIS NOTICE.

Dated: _____, 2017

BY ORDER OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EXHIBIT C

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THIRD AVENUE TRUST SHAREHOLDER AND DERIVATIVE LITIGATION	Consolidated C.A. No. 12184-VCL

SCHEDULING ORDER

WHEREAS, the Parties to the above-captioned, consolidated derivative action (the "Action") have entered into a Stipulation and Agreement of Settlement, Compromise and Release, dated March 31, 2017 (the "Stipulation"), which provides for the settlement and dismissal with prejudice of the Action upon the terms and conditions set forth in the Stipulation;

WHEREAS, the Parties have made an application, pursuant to Court of Chancery Rule 23.1, for entry of a scheduling order in accordance with the Stipulation, approving the form and content of the notice of the Settlement to Fund shareholders and scheduling the date and time for the Settlement Hearing;

WHEREAS, the Court having read and considered the Stipulation and the exhibits attached thereto; the Stipulation being sufficient to warrant notice to Fund shareholders; and all Parties having consented to the entry of this Order;

NOW THEREFORE, IT IS HEREBY ORDERED, this __ day of _____, 2017, as follows:

1. **Definitions:** Unless otherwise defined herein, the capitalized terms used herein shall have the same meanings as they have in the Stipulation.

2. **Settlement Hearing:** The Court will hold a settlement fairness hearing (the "Settlement Hearing") on _____, 2017, at __:__ _.m., at the Court of Chancery of the State of Delaware, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware, 19801, for the following purposes: (a) to determine whether Plaintiffs and Plaintiffs' Co-Lead Counsel have adequately represented the interests of the Fund and its shareholders; (b) to determine whether the proposed Settlement on the terms and conditions provided for in the Stipulation is fair, reasonable and adequate to Plaintiffs, the Fund, and the Fund's shareholders, and should be approved by the Court; (c) to determine whether a Final Order and Judgment substantially in the form attached as Exhibit A to the Stipulation should be entered dismissing the Action with prejudice; (d) to determine whether the application by Plaintiffs' Co-Lead Counsel for an award of attorneys' fees and reimbursement of litigation expenses should be approved; (e) to hear and consider any objections to the Settlement and/or to Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and expenses; and (f) to consider any other matters that may properly be brought before the Court in connection with the Settlement.

3.   The Court may adjourn the Settlement Hearing and approve the proposed Settlement with such modifications as the Parties may agree to without further notice to Fund shareholders.

4.   **Manner of Giving Notice:**   Notice of the Settlement and the Settlement Hearing shall be given by the Fund as follows:

     (a)   Not later than sixty (60) calendar days before the Settlement Hearing (the "Notice Date"), the Fund shall mail, or cause to be mailed, a copy of the Notice, substantially in the form attached to the Stipulation as Exhibit B, by first-class mail or other mail service if mailed outside the United States, to each Person who was a shareholder of the Fund as of the date that the Stipulation was submitted to the Court (other than Defendants) at his, her, or its last known address appearing in the share transfer records maintained by or on behalf of the Fund as of the close of business on the date that the Stipulation was filed with the Court (the "Record Date"). All nominee shareholders who hold Fund shares as record owners but not as beneficial owners shall be requested in the Notice to forward the Notice to such beneficial owners of those shares. The Fund shall use reasonable efforts to give notice to such beneficial owners by causing additional copies of the Notice (i) to be made available to any record owner who, prior to the Settlement Hearing, requests the same for distribution to beneficial owners,

or (ii) to be mailed to beneficial owners whose names and addresses the Fund receives from record owners.

(b)   Not later than five (5) business days after the Notice Date, the Trust shall include a copy of the Notice as part of a press release, which shall be available on the website of the Trust through the Effective Date of the Settlement.

(c)   Not later than fifteen (15) calendar days prior to the Settlement Hearing, (i) the Fund shall serve on Plaintiffs' Co-Lead Counsel and file with the Court proof, by affidavit or declaration, of compliance with paragraph 4(a) above; and (ii) the Trust shall serve on counsel for Defendants and file with the Court proof, by affidavit or declaration, of compliance with paragraph 4(b) above.

5.   **Approval of Form and Content of Notice:** The Court (a) approves, as to form and content, the Notice, attached to the Stipulation as Exhibit B, and (b) finds that the mailing and publication of the Notice in the manner and form set forth in paragraph 4 of this Order: (i) constitutes notice that is reasonably calculated, under the circumstances, to apprise Fund shareholders of the pendency of the Action, of the effect of the proposed Settlement (including the Releases to be provided thereunder), of Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and reimbursement of litigation expenses, of Fund shareholders'

right to object to the Settlement and/or to Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and litigation expenses, and of their right to appear at the Settlement Hearing; (ii) constitutes due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (iii) satisfies the requirements of Court of Chancery Rule 23.1, the United States Constitution (including the Due Process Clause), and all other applicable laws and rules. The date and time of the Settlement Hearing shall be included in the Notice before it is mailed and published.

6.   **Appearance and Objections at Settlement Hearing:** Any Fund shareholder who continues to own shares of the Fund as of the date of the Settlement Hearing and who objects to the Settlement or the application for attorneys' fees and expenses by Plaintiffs' Co-Lead Counsel, or who otherwise wishes to be heard, may appear in person or through his, her, or its attorney at the Settlement Hearing and present any evidence or argument that may be proper and relevant; provided, however, that no such person shall be heard, and no papers, briefs, pleadings, or other documents submitted by any such person shall be received and considered by the Court unless, no later than fifteen (15) calendar days prior to the Settlement Hearing, such person files with the Register in Chancery, Court of Chancery, 500 North King Street, Wilmington, Delaware, 19801, the following: (a) a written and signed notice of intention to appear, which

states the name, address, telephone number, and email address (if available) of the objector and, if represented, his, her or its counsel; (b) proof that the objector owned shares of the Fund as of the Record Date and continues to hold such shares; and (c) a written, detailed statement of the person's objections to any matter before the Court, and the specific grounds therefor or the reasons why such person desires to appear and to be heard, as well as all documents and writings that such person desires the Court to consider, including any legal and evidentiary support. Any such filings with the Court must also be served upon each of the following counsel (by e-mail or hand, first-class U.S. mail, or express service) such that they are received no later than fifteen (15) calendar days prior to the Settlement Hearing:

Friedlander & Gorris, P.A.
Attn: Joel Friedlander
1201 N. Market Street, Suite 2200
Wilmington, Delaware 19801
jfriedlander@friedlandergorris.com

Abrams & Bayliss LLP
Attn: A. Thompson Bayliss
20 Montchanin Road, Suite 200
Wilmington, Delaware 19807
Bayliss@AbramsBayliss.com

Rosenthal, Monhait & Goddess, P.A.
Attn: Carmella P. Keener
P.O. Box 1070
Wilmington, Delaware 19899
ckeener@rmgglaw.com

Morris Nichols Arsht & Tunnell LLP
Attn: David J. Teklits
1201 N. Market Street, 18th Floor
Wilmington, Delaware 19801
dteklits@mnat.com

Richards, Layton & Finger, P.A.   Potter Anderson & Corroon LLP
Attn: Lisa A Schmidt   Attn: Kevin R. Shannon
920 North King Street   1313 N. Market Street
Wilmington, Delaware 19801   Hercules Plaza, 6th Floor
schmidt@rlf.com   Wilmington, Delaware 19899
kshannon@potteranderson.com

7.   Unless the Court orders otherwise, any person or entity who or which does not make his, her or its objection in the manner provided herein shall be deemed to have waived his, her or its right to object to any aspect of the proposed Settlement and to Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and litigation expenses and shall be forever barred and foreclosed from objecting to the fairness, reasonableness or adequacy of the Settlement or the requested attorneys' fees and litigation expenses, or from otherwise being heard concerning the Settlement or the requested attorneys' fees and litigation expenses in this or any other proceeding.

8.   **Stay and Temporary Injunction:** Until otherwise ordered by the Court, the Court stays all proceedings in the Action other than proceedings necessary to carry out or enforce the terms and conditions of the Stipulation. Pending final determination of whether the Settlement should be approved, the Court bars and enjoins Plaintiffs and all other Fund shareholders from commencing, instituting or prosecuting any of the Released Plaintiffs' Claims against any of the Defendant Releasees.

9. **Notice Costs:** All costs of providing the Notice incurred by the Fund or any of its agents, other than costs incurred by Defendants in producing necessary shareholder records (if any) for purposes of providing the Notice, shall be subject to reimbursement as set forth in paragraph 10 of the Stipulation.

10. **Termination of Settlement:** If the Settlement is terminated pursuant to paragraph 14 of the Stipulation, the Parties shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation, and shall promptly agree on a new scheduling order to govern further proceedings in this Action.

11. **Use of this Order:** Neither the Stipulation nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any of the Defendants or any of the other Defendant Releasees as to the validity of any claims, causes of action, or other issues that were raised, or that might be or might have been raised, in the Action or in any other litigation, or to be evidence of or to constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies such wrongdoing or liability; or (ii) Plaintiffs as to the infirmity of any claim or the validity of any defense, or to the amount of any damages. The existence of the Stipulation, its contents or any negotiations, statements or proceedings in connection therewith shall not be offered or admitted in evidence or referred to,

interpreted, construed, invoked or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, any of the Released Parties may file the Stipulation or any judgment or order of the Court related hereto in any other action that may be brought against them, in order to support any and all defenses or counterclaims based on *res judicata*, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

12. **Supporting Papers**: Plaintiffs' Co-Lead Counsel shall file and serve the opening papers in support of the proposed Settlement and Plaintiffs' Co-Lead Counsel's application for an award of attorneys' fees and reimbursement of litigation expenses no later than thirty (30) calendar days prior to the Settlement Hearing; opposition papers, if any, shall be filed and served no later than fifteen (15) calendar days prior to the Settlement Hearing; and reply papers, if any, shall be filed and served no later than five (5) calendar days prior to the Settlement Hearing.

_____
Vice Chancellor J. Travis Laster

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re THIRD AVENUE MANAGEMENT LLC SECURITIES LITIGATION	Civil Action No. 1:16-cv-02758-PKC CLASS ACTION
This Document Relates To: ALL ACTIONS.	PLAINTIFFS' NOTICE OF MOTION AND UNOPPOSED MOTION FOR PRELIMINARY APPROVAL OF SETTLEMENT

TO: ALL PARTIES AND THEIR ATTORNEYS OF RECORD

PLEASE TAKE NOTICE that, upon the accompanying memorandum of law, the Stipulation of Settlement with exhibits, and all prior pleadings and proceedings had herein, Plaintiffs, by and through their attorneys, hereby move the Court, before the Honorable P. Kevin Castel, United States District Judge for the Southern District of New York, at the Daniel Patrick Moynihan United States Courthouse, 500 Pearl Street, New York, New York 10007, for entry of the [Proposed] Order Preliminarily Approving Settlement and Providing for Notice, agreed upon by all parties: (1) granting preliminary approval of the proposed settlement; (2) certifying the Class solely for settlement purposes; (3) approving the form and manner of giving notice of the proposed

settlement to the Class; and (4) setting a hearing date for final approval thereof, and a schedule for

various deadlines relevant thereto.

DATED: March 31, 2017

Respectfully submitted,

ROBBINS GELLER RUDMAN
  & DOWD LLP
SAMUEL H. RUDMAN
EVAN J. KAUFMAN
ANDREW L. SCHWARTZ

<u>   s/ Evan J. Kaufman   </u>
             EVAN J. KAUFMAN

58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com
ekaufman@rgrdlaw.com
aschwartz@rgrdlaw.com

Lead Counsel for Lead Plaintiff

SACHS WALDMAN, P.C.
JOSEPH PAWLICK
1423 East Twelve Mile Road
Madison Heights, MI 48071
Telephone: 248/658-0800
248/658-0801 (fax)

Additional Counsel for Plaintiff

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1250351_1

CERTIFICATE OF SERVICE

I, Evan J. Kaufman, hereby certify that on March 31, 2017, I caused a true and correct copy

of the attached:

Plaintiffs' Notice of Motion and Unopposed Motion for Preliminary Approval of
Settlement

to be electronically filed with the Clerk of the Court using the CM/ECF system, which will send

notification of such public filings to all counsel registered to receive such notice.


s/ Evan J. Kaufman
EVAN J. KAUFMAN


EXHIBIT A

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

———————————————————— x

In re THIRD AVENUE MANAGEMENT   :   Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION   :

  :   CLASS ACTION
————————————————————   :

This Document Relates To: :   [PROPOSED] ORDER PRELIMINARILY
  :   APPROVING SETTLEMENT AND
ALL ACTIONS.   :   PROVIDING FOR NOTICE

———————————————————— x   EXHIBIT A

WHEREAS, on March 31, 2017, the parties to the above-entitled action (the "Action"), Lead Plaintiff IBEW Local No. 58 Sound & Communication Division Retirement Plan ("IBEW 58") and plaintiff Anthony Dallacasa ("Plaintiff") (together, "Plaintiffs") and defendants William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin J. Whitman, David M. Barse, Vincent J. Dugan, Jack W. Aber, Marvin Moser, Third Avenue Trust (the "Trust"), Third Avenue Management LLC (the "Advisor"), Affiliated Managers Group, Inc. ("AMG"), M.J. Whitman LLC ("MJW") (collectively, the "Defendants" and together with Plaintiffs, the "Settling Parties"), by and through their respective counsel and, as applicable, their respective authorized representatives entered into the Stipulation of Settlement dated March 31, 2017 (the "Stipulation"), which is subject to review under Rule 23 of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), and which, together with the exhibits thereto, sets forth the terms and conditions for the proposed Settlement of the claims alleged in the Action with prejudice;

WHEREAS, the Court having read and considered the Stipulation and the accompanying documents;

WHEREAS, the Settling Parties to the Stipulation having consented to the entry of this order;

WHEREAS, unless otherwise specified all capitalized terms used, but not otherwise defined, herein having the meanings defined in the Stipulation;[1]

NOW THEREFORE, IT IS HEREBY ORDERED, this ____ day of _____, 2017, that:

---

[1]   The exhibits attached to the Stipulation filed with the Court are incorporated herein as though set forth in this order.

- 1 -

1238671_2

1.   The Court hereby preliminarily approves the Stipulation and the Settlement set forth therein as being fair, reasonable and adequate to Class Members (defined in ¶2 below), subject to further consideration at the Settlement Hearing described in ¶5 below.

2.   Pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, the Action is hereby certified as a class action on behalf of all Persons who purchased shares of the Fund during the period from March 1, 2013 through December 10, 2015. Excluded from the Class are Defendants, employees, officers and directors of the Defendant entities, members of the immediate families of each of the Individual Defendants, the estates of the deceased Individual Defendants, any Person in which any Defendant has a controlling interest, and, as to such excluded Person, the legal and personal representatives, agents, heirs, successors, or assigns of any such excluded Person. Also excluded from the Class are any Class Members who timely and validly exclude themselves from the Class in accordance with the requirements set forth in the Notice.

3.   The Court finds, for the purposes of the Settlement only, that the prerequisites for a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Class Members is so numerous that joinder of all members is impracticable; (b) Plaintiffs have alleged one or more questions of law and fact that are common to the Class; (c) based on Plaintiffs' allegations that Defendants engaged in uniform conduct affecting all Class Members, Plaintiffs' claims are typical of those of the other members of the Class they seek to represent; (d) the Plaintiffs and Lead Counsel are capable of fairly and adequately representing the interests of the Class, in that Plaintiffs' interests are consistent with those of the other Class Members, Lead Counsel is able and qualified to represent the Class, and Plaintiffs and Lead Counsel have fairly and adequately represented the Class Members in prosecuting this Action and in

- 2 -

negotiating and entering into the proposed Settlement; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual Class Members; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

4. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, Plaintiffs are certified as class representatives.

5. A final settlement hearing (the "Settlement Hearing") pursuant to Rule 23(e) of the Federal Rules of Civil Procedure is hereby scheduled to be held before the Court on _____, ___, at __:____, _.m. for the following purposes:

(a) to determine whether the proposed Settlement is fair, reasonable and adequate to Class Members, and should be approved by the Court;

(b) to determine whether the Order Approving Class Action Settlement ("Final Order") as provided under the Stipulation should be entered;

(c) to determine whether the proposed Plan of Allocation of the proceeds of the Settlement is fair, reasonable and adequate, and should be approved by the Court;

(d) to consider Lead Counsel's motion for an award of attorneys' fees and expenses; and

(e) to rule upon such other matters as the Court may deem appropriate.

6. The Court may adjourn the Settlement Hearing without further notice to members of the Class of any kind.

7. The Court reserves the right to approve the Settlement with or without modification as may be agreed to by the Settling Parties and with or without further notice to the Class of any

- 3 -

1238671_2

kind. The Court further reserves the right to enter the Final Order and Judgment regardless of whether it has approved the Plan of Allocation or awarded attorneys' fees and expenses.

8.   The Court approves the form, substance and requirements of: the Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), the Proof of Claim form, and the Summary Notice, annexed to the Stipulation as Exhibits A-1, A-2 and A-3, respectively, and finds that the form, content, and mailing and distribution of the Notice and publishing of the Summary Notice substantially in the manner and form set forth in ¶¶10 and 13 of this order meet the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 27 of the Securities Act of 1933, as amended, 15 U.S.C. §77z-1(a)(7), including the PSLRA, and due process, and are the best notice practicable under the circumstances and shall constitute due and sufficient notice to all persons and entities entitled thereto.

9.   The Court approves the appointment of Gilardi & Co. LLC ("Gilardi") as the Claims Administrator.

10.   Within fourteen (14) calendar days after the entry of this order (the "Notice Date"), the Claims Administrator shall cause the Notice and the Proof of Claim, substantially in the forms annexed to the Stipulation as Exhibits A-1 and A-2, to be mailed by first-class mail, postage prepaid, to all Class Members who can be identified with reasonable effort. Within five (5) business days following the execution of the Stipulation, Defendants will use reasonable efforts to provide or cause the Fund's transfer agent to provide to the Claims Administrator, at no cost to the Class or Lead Counsel or the Claims Administrator, the last-known names and addresses of all shareholders of record during the Class Period. Such information shall be provided in a format acceptable to the Claims Administrator. The Claims Administrator shall use reasonable efforts to give notice to nominee purchasers such as brokerage firms and other persons or entities who purchased Fund

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shares during the Class Period as record owners but not as beneficial owners. Such nominee purchasers are directed, within ten (10) calendar days after their receipt of the Notice, to either forward copies of the Notice and Proof of Claim to their beneficial owners or to provide the Claims Administrator with lists of the names and addresses of the beneficial owners, and the Claims Administrator is ordered to send the Notice and Proof of Claim promptly to such identified beneficial owners. Additional copies of the Notice shall be made available to any record holder requesting such materials for the purpose of distribution to beneficial owners, and such record holders shall be reimbursed from the Settlement Fund, upon receipt by the Claims Administrator of proper documentation, for the reasonable expense of sending the Notice and Proof of Claim to beneficial owners. Lead Counsel shall, at least seven (7) calendar days prior to the Settlement Hearing, file with the Court proof of mailing of the Notice and Proof of Claim. Notice will also be provided by the Fund (at its own expense) to U.S. federal and state officials if and to the extent required by the Class Action Fairness Act of 2005 ("CAFA").

11.   The Escrow Agent or its designees are authorized and directed to prepare any tax returns required to be filed on behalf of or in respect of the Settlement Fund and to cause any Taxes and Tax Expenses due and owing to be paid from the Settlement Fund, and to otherwise perform all obligations with respect to Taxes and any reporting or filings in respect thereof as contemplated by the Stipulation without further order of the Court.

12.   Lead Counsel shall submit their papers in support of final approval of the Settlement, Plan of Allocation and motion for an award of attorneys' fees and expenses by no later than _____, 2017 [fourteen (14) calendar days prior to the deadline for objections set forth in ¶17]. All reply papers in support of such motions shall be filed and served by no later than seven (7) calendar days before the Settlement Hearing.

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13.   The Claims Administrator shall cause the Summary Notice to be published once in *The Wall Street Journal* and once over the *Business Wire* or *PR Newswire* within fourteen (14) calendar days after the Notice Date. Lead Counsel shall, at least seven (7) calendar days prior to the Settlement Hearing, file with the Court proof of the publication of the Summary Notice.

14.   Any person falling within the definition of the Class who desires to request exclusion from the Class shall do so within the time set forth and in the manner described in the Notice. Unless the Court orders otherwise, no request for exclusion shall be valid unless it is made within the time set forth and in the manner described in the Notice.

15.   All Class Members shall be bound by all determinations and judgments in the Action concerning the Settlement, including, but not limited to, the release provided for therein, whether favorable or unfavorable to the Class.

16.   Class Members who wish to participate in the Settlement shall complete and submit Proofs of Claim in accordance with the instructions contained therein. Unless the Court orders otherwise, all Proofs of Claim must be submitted no later than ninety (90) days from the Notice Date. Any Class Member who does not timely submit a Proof of Claim within the time provided for shall be barred from sharing in the distribution of the proceeds of the Net Settlement Fund, unless otherwise ordered by the Court. Notwithstanding the foregoing, Lead Counsel may, in their discretion, accept late claims for processing so long as the distribution of the Net Settlement Fund to Authorized Claimants is not materially delayed thereby. No Person shall have any claim against Plaintiffs, Lead Counsel, Plaintiffs' Counsel or the Claims Administrator by reason of the decision to exercise such discretion whether to accept late-submitted claims.

17.   Objections to the Settlement, the Plan of Allocation, or the application by Lead Counsel for an award of attorneys' fees and expenses, and any supporting papers shall be filed with

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the Court at 500 Pearl Street, New York, NY 10007, on or before _____, and also

delivered by hand or first-class mail to Jeffrey D. Light, Robbins Geller Rudman & Dowd LLP, 655

West Broadway, Suite 1900, San Diego, CA 92101 and Robert A. Skinner, Ropes & Gray LLP,

Prudential Tower, 800 Boylston Street, Boston, MA 02199, by that same date. Each objection must

include the name and docket number of this case (as set out at the top of this order) and must also

include the following information about the Class Member: (i) name, (ii) address, (iii) telephone

number, (iv) e-mail address, if available, (v) evidence of the number of shares of Fund stock

purchased during the Class Period, (vi) an explanation of the objections asserted, including any legal

support that the Class Member wishes to bring to the Court's attention, and (vii) any evidence that

the Class Member wishes to introduce in support of such objection. Attendance at the Settlement

Hearing is not necessary. The Court will still consider any timely written objection regardless of

whether the objector appears at the Settlement Hearing. However, any persons wishing to be heard

orally in opposition to the approval of the Settlement, the Plan of Allocation, and/or the request by

Lead Counsel for attorneys' fees and expenses are required to indicate in their written objection their

intention to appear at the Settlement Hearing and to include in their written objections the identity of

any witnesses they may call to testify and copies of any exhibits they intend to introduce into

evidence at the Settlement Hearing. Class Members do not need to appear at the hearing or take any

other action to indicate their approval.

18.   Any Class Member who does not object to the Settlement and/or the Plan of

Allocation, and any Class Member who does not object to Lead Counsel's motion for an award of

attorneys' fees and expenses in the manner prescribed in the Notice shall be deemed to have waived

such objection and shall forever be foreclosed from making any objection to the fairness, adequacy

or reasonableness of the Settlement, the Final Order and Judgment to be entered approving the

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Settlement, the Plan of Allocation, and the motion by Lead Counsel for an award of attorneys' fees and expenses unless the Court orders otherwise.

19.   Class Members may enter an appearance in the Action, at their own expense, individually or through counsel of their own choice. If they do not enter an appearance, they will be represented by Lead Counsel.

20.   If a Class Member hires an attorney (at his, her, or its own expense) to represent him, her, or it for purposes of objecting, such attorney must serve a notice of appearance on Lead Counsel and Defendants' Counsel and file it with the Court (at the addresses set out above) so that it is received no later than the date set for objections. In addition, any such Class Member or his, her, or its attorney intending to appear at the Settlement Hearing must file and serve a notice of intention to appear as set forth in the Notice. Such notice of intention to appear must be received by Lead Counsel, Defendants' Counsel, and the Court, at the addresses set forth above, by no later than the date set for objections. Any Class Member (or attorney) who does not timely file and serve a notice of intention to appear in accordance with this paragraph shall not be permitted to appear at the Settlement Hearing, unless otherwise ordered by the Court.

21.   All proceedings in the Action are stayed until further order of this Court, except as may be necessary to implement the Settlement or comply with the terms of the Stipulation.

22.   Pending final determination of whether the proposed Settlement should be approved, Plaintiffs and all other Class Members who have not validly and timely requested exclusion from the Class – and anyone acting on their behalf – are preliminarily enjoined from filing, commencing, prosecuting, intervening in, participating in any action or in any jurisdiction or forum, asserting any of the Released Plaintiffs' Claims.

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23.   The passage of title and ownership of the Settlement Fund to the Escrow Agent in accordance with the terms and obligations of the Stipulation is approved. No person who is not a Class Member or Lead Counsel shall have any right to any portion of, or in the distribution of, the Settlement Fund unless otherwise ordered by the Court or otherwise provided in the Stipulation.

24.   All funds held by the Escrow Agent shall remain subject to the jurisdiction of the Court until such time as such funds shall be distributed pursuant to the Plan of Allocation and/or further orders of the Court. Such funds shall be considered a Qualified Settlement Fund *in custodia legis* of the Court, in accordance with Treas. Reg. §§1.468B-0 through 1.468B-5.

25.   All Notice and Administration Costs shall be paid as set forth in the Stipulation. In the event the Settlement is not approved by the Court, or otherwise fails to become effective, neither Plaintiffs, nor any of their counsel, including Lead Counsel shall have any obligation to repay any amounts incurred or properly disbursed pursuant to ¶5.3 of the Stipulation.

26.   If for any reason the Stipulation is not approved, or is terminated, cancelled or fails to become effective for any reason, then, in such event, the terms of ¶3.8 of the Stipulation shall apply, and this order certifying the Class for purposes of the Settlement shall be null and void, of no further force or effect, and without prejudice to any party, and may not be introduced as evidence or referred to in any actions or proceedings by any person or entity, and each party shall be restored to his, her or its respective position in this Action as of the date of the execution of the Stipulation.

27.   Without further order of the Court, the Settling Parties may agree to reasonable extensions of time to carry out any of the provisions of this order or the Stipulation.

28.   The Court retains jurisdiction over the Action to consider all further matters arising

out of or connected with the Settlement or the litigation.

DATED: _____   _____

                                     THE HONORABLE P. KEVIN CASTEL
                                     UNITED STATES DISTRICT JUDGE

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EXHIBIT A-1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

_____ x

In re THIRD AVENUE MANAGEMENT   :   Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION   :
_____ :   CLASS ACTION

                                      :
This Document Relates To: :   NOTICE OF PENDENCY AND PROPOSED
                                      :   SETTLEMENT OF CLASS ACTION
     ALL ACTIONS.   :
_____ x   EXHIBIT A-1

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IF YOU PURCHASED SHARES OF THE THIRD AVENUE FOCUSED CREDIT FUND (THE "FUND") DURING THE PERIOD FROM MARCH 1, 2013 THROUGH DECEMBER 10, 2015, INCLUSIVE ("CLASS"), YOU COULD GET A PAYMENT FROM A CLASS ACTION SETTLEMENT.[1]

A federal court authorized this Notice. This is not a solicitation from a lawyer.

Description of Lawsuit and Class: This case is a securities class action filed against Third Avenue Trust and other defendants on behalf of persons who purchased shares of Third Avenue Focused Credit Fund during the period from March 1, 2013 through December 10, 2015, inclusive (the "Class Period").

Statement of Class' Recovery: $14,250,000 in cash, plus any interest earned. If you are a Class Member, your recovery will depend on the timing of your purchases and sales (if any) of Fund shares during the Class Period, and on any Fund shares that you held at the beginning of the Class Period. Based on the information currently available to the Plaintiffs and the analysis performed by their damages consultants, it is estimated that if Class Members submit claims for 100% of the eligible Fund shares for distribution under the Plan of Allocation (described below), the estimated average distribution per Fund share will be approximately $0.08 before deduction of Court-approved fees and expenses, including the cost of notifying Class Members, administering the Settlement, and paying any attorneys' fees and expenses awarded by the Court to counsel for the Plaintiffs. Historically, actual claims rates are less than 100%, which result in higher distributions per share. A Class Member's actual recovery will be a proportion of the Net Settlement Fund determined by that

---

[1]   The complete terms of the Settlement are set forth in the Stipulation of Settlement dated March 31, 2017, which can be obtained at www.thirdavenuefundsettlement.com.

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claimant's recognized claim as compared to the total recognized claims of all Class Members who submit valid Proof of Claim and Release forms ("Proof of Claim").

Reasons for Settlement: Avoids the costs and risks associated with continued litigation, including the danger of no recovery, and provides an immediate cash benefit to the Class.

If the Case Had Not Settled: Continuing with the case could have resulted in a loss on Defendants' pending motion to dismiss the Class' claims, at summary judgment, trial, or in any subsequently filed appeal. The two sides vigorously disagree on both liability and the amount of money that could have been recoverable if the Plaintiffs prevailed at trial. The parties disagree about, among other things: (i) the amount of alleged damages, if any, that could be recovered at trial; (ii) the other, non-actionable causes of the losses to the Fund during the relevant period; (iii) whether any allegedly false or misleading statements in the registration statements and prospectuses were the proximate cause of any investor losses; (iv) the extent that various facts alleged by the Plaintiffs influenced the net asset value of the Fund during the relevant period; and (v) whether the allegedly misstated facts were material, false, misleading or otherwise actionable under the securities laws.

Attorneys' Fees and Expenses: Court-approved Lead Counsel will ask the Court for attorneys' fees of 10% of the Settlement Fund and expenses not to exceed $320,000, to be paid from the Settlement Fund plus interest. Lead Counsel have not received any payment for their work since the case began, investigating the facts, prosecuting this Action, and negotiating this Settlement on behalf of the Plaintiffs and the Class. If the above amounts are requested and approved by the Court, the average cost per Fund share will be approximately $0.01.

Lawyers' Representatives: Plaintiffs and the Class are being represented by Robbins Geller Rudman & Dowd LLP. Any questions should be sent to that firm at the address and telephone number given below.

YOUR LEGAL RIGHTS AND OPTIONS IN THIS SETTLEMENT	
Submit a Proof of Claim and Release Form	The only way to get a payment.
Go to a Hearing	Ask to speak in Court about the fairness of the Settlement.
Do Nothing	Get no payment. Give up your rights.
Exclude Yourself	Get no payment. This is the only option that allows you to ever bring a lawsuit against Defendants and the other Released Persons concerning the legal claims at issue in this case.
Object	Write to the Court about why you do not like the Settlement.

The following **deadlines** apply to your rights and options in this Action:

Submit Proof of Claim: _____, 2017
Request Exclusion: _____, 2017
File Objection: _____, 2017
Court Hearing on Fairness of Settlement: _____, 2017

These rights and options — *and the deadlines to exercise them* — are explained in this Notice.

The Court in charge of this case must decide whether to approve the Settlement. Payments will be made if the Court approves the Settlement and, if there are any appeals, after appeals are resolved. Please be patient.

More information:

Third Avenue Fund Securities Litigation
Claims Administrator
c/o Gilardi & Co. LLC
P.O. Box 30255
College Station, TX 77842-3255
1-844-540-6003
www.thirdavenuefundsettlement.com

Rick Nelson
Shareholder Relations
Robbins Geller Rudman & Dowd LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
1-800-449-4900

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BASIC INFORMATION

1. Why Did I Get This Notice Package?

You or someone in your family may have purchased Fund shares during the period March 1, 2013 through December 10, 2015, inclusive.

The Court directed that you be sent this Notice because you have a right to know about a proposed Settlement of a class action lawsuit, and about all of your options, before the Court decides whether to approve the Settlement. If the Court approves it, and after any objections or appeals are resolved, the Claims Administrator appointed by the Court will make the payments that the Settlement allows.

This package explains the lawsuit, the Settlement, your legal rights, what benefits are available, who is eligible for them, and how to get them.

The Court in charge of the case is the United States District Court for the Southern District of New York, and the case is known as *In re Third Avenue Management LLC Securities Litigation*, Civil Action No. 1:16-cv-02758-PKC. The parties who sued are called Plaintiffs. The persons and entities they sued – William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Patrick Reinkemeyer, Eric P. Rakowski, Martin Shubik, Charles C. Walden, Martin J. Whitman, David M. Barse, Vincent J. Dugan, Jack W. Aber, Marvin Moser, Third Avenue Trust (the "Trust"), Third Avenue Management LLC (the "Advisor"), Affiliated Managers Group, Inc. ("AMG"), M.J. Whitman LLC ("MJW") – are called the Defendants.

2. What Is This Lawsuit About?

Plaintiffs allege that the offering documents for the continuous offering of the Fund's shares negligently misrepresented and omitted material information about the Fund and its assets. More specifically, Plaintiffs allege that: (i) the Fund's Registration Statement misrepresented the liquidity

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of the Fund's assets, which Plaintiffs assert contained illiquid holdings in an amount greater than the Fund's purported 15% restriction on such holdings and parallel U.S. Securities and Exchange Commission ("SEC") guidance; (ii) the Fund misrepresented the shareholders' ability to redeem shares in light of the Fund's insufficient liquidity and the substantial amount of redemptions that could force the Fund to suspend redemptions; (iii) the Fund inaccurately marketed itself as a "high-yield" fund, when it was actually a "highly illiquid distressed debt fund"; (iv) the Fund misrepresented Defendants' ability to properly value securities because the Fund did not properly identify illiquid securities or take into account the illiquid nature of its assets when determining their values; (v) the Fund's Registration Statement contained false and misleading sworn certifications; and (vi) the Fund did not comply with the SEC's requirement in Form N-1A that mutual fund prospectuses disclose the principal risks of investing in the Fund.

During 2015, the Fund experienced a significant increase in the amount of redemptions by shareholders. The Fund sold assets for cash to meet redemption obligations. By December 9, 2015, with shares of the Fund down more than 45% below their Class Period high, shareholders were no longer able to redeem shares for cash because the Fund was unable to generate sufficient cash to meet redemptions without resorting to asset sales at prices that would disadvantage the remaining shareholders of the Fund.

Defendants deny all of Plaintiffs' allegations and that they did anything wrong. Defendants maintain that the Fund was operated at all times in accordance with SEC guidance and the Fund's disclosures to investors. Defendants also deny that the Plaintiffs or the Class suffered legally compensable damages, or that any causal connection could be established between the alleged mis-representations and any alleged harm to Plaintiffs or the Class.

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3.   Why Is This Action a Class Action?

In a class action, one or more people called class representatives (in this case the Court-appointed Lead Plaintiff IBEW Local No. 58 Sound & Communication Division Retirement Plan and plaintiff Anthony Dallacasa (collectively, "Plaintiffs")) sue on behalf of people who have similar claims. Here, all these people are called a Class, which consists of Class Members. One court resolves the issues for all Class Members, except for those who exclude themselves from the Class. The Honorable P. Kevin Castel is the judge overseeing this class action.

4.   Why Is There a Settlement?

There has not been a final resolution of this Action in favor of the Plaintiffs or Defendants. Instead, all parties agreed to the Settlement with the assistance of a former federal judge (the Honorable Layn R. Phillips), an experienced and highly respected mediator of complex actions like this. By agreeing to the Settlement, the parties avoid the cost and uncertainty of further litigation, including a trial (and any further appeals), and allow eligible Class Members who submit valid claims to receive a payment. Defendants have denied the claims asserted against them in the Action and deny having engaged in any wrongdoing or violation of law of any kind whatsoever. The Plaintiffs and their attorneys believe the Settlement is in the best interests of the Class.

WHO IS IN THE SETTLEMENT

To see if you will get money from this Settlement, you first have to determine if you are a Class Member.

5.   How Do I Know if I Am Part of the Settlement?

The Class includes *all persons and entities who purchased Fund shares during the period from March 1, 2013 through December 10, 2015, inclusive, except those persons and entities that are excluded, as described below.* If you sold Fund shares during the period from March 1, 2013

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through December 10, 2015, inclusive, that alone does not make you a Class Member. You are a Class Member only if you *purchased* Fund shares during the period from March 1, 2013 through December 10, 2015, inclusive.

6.   Who Is Excluded from the Class?

Excluded from the Class are Defendants, employees, officers and directors of the Defendant entities, members of the immediate families of each of the Individual Defendants, the estates of the deceased Individual Defendants, any Person in which any Defendant has a controlling interest and, as to such excluded Person, the legal and personal representatives, agents, assigns and heirs, successors or assigns of any such excluded Person. Also excluded from the Class are any Class Members who timely and validly exclude themselves from the Class in accordance with the requirements set forth in this Notice.

7.   I'm Still Not Sure if I Am Included.

If you are still not sure whether you are included, you can ask for free help. You can call the Claims Administrator at 1-844-540-6003, or Lead Counsel listed in Question 24 for more information.

THE SETTLEMENT BENEFITS — WHAT YOU GET

8.   What Does the Settlement Provide?

Defendants have agreed to pay $14,250,000 in cash to be divided among all eligible Class Members who submit valid Proofs of Claim, after payment of Court-approved attorneys' fees and expenses and the costs of claims administration, including the costs of printing and mailing this Notice and the cost of publishing a summary notice, and any taxes or tax expenses on the Settlement Fund.

9.   **How Much Will My Payment Be?**

Your share of the fund will depend on the number of valid Proofs of Claim that Class Members submit, how many shares of the Fund you purchased during the relevant period, and when you bought and sold them. The payment you get will reflect your *pro rata* share of the Net Settlement Fund. If claims are filed for 100% of the eligible Fund shares, the average distribution per share will be approximately $0.08 before deduction of Court-approved fees and expenses, claims administrator fees and expenses and tax and tax expenses. Historically, actual claim rates are less than 100% and therefore result in higher distributions.

The Net Settlement Fund will be distributed to Class Members who submit valid, timely Proofs of Claim ("Claimants") under the Plan of Allocation. The Plan of Allocation provides that Claimants will be eligible to participate in the distribution of the Net Settlement Fund only if they have a net investment loss.

If there are sufficient funds in the Net Settlement Fund, each Claimant will receive an amount equal to the Claimant's "Claim" as defined below. If, however (and as is more likely), the amount in the Net Settlement Fund is not sufficient to permit payment of the total Claim of each Claimant, then each Claimant shall be paid the percentage of the Net Settlement Fund that each Claimant's claim bears to the total of the claims of all Claimants. Payment in this manner shall be deemed conclusive against all Claimants.

The Plan of Allocation has been prepared by Plaintiffs' counsel with the assistance of their damages consultants.

PLAN OF ALLOCATION

Third Avenue Focused Credit Fund
CUSIPs: 884116708 and 884116609

The calculation of Claims below is not an estimate of the amount you will receive. It is a formula for allocating the Net Settlement Fund among all Claimants. A Claim will be calculated as follows:

Closing price on December 10, 2015: $6.48 per share

For shares of Third Avenue Focused Credit Fund purchased during the Class Period and

1)   sold prior to December 10, 2015, the claim per share is the Purchase Price less the Sales Price.

2)   retained at the close of trading on December 10, 2015, or sold thereafter, the claim per share is the lesser of (i) the Purchase Price less $6.48, or (ii) the Purchase Price less the Sales Price.

The First-In, First-Out ("FIFO") method will be applied to such holdings, purchases, and sales for purposes of calculating a Claim. Investment gains achieved in connection with transactions in Fund shares will be offset against losses suffered in connection with transactions in Fund shares in calculating Claimants' losses. Although short sales will have no recognized loss under the Plan of Allocation, any recognized gain attributable to such short sales will be used to offset recognized losses from other transactions. Furthermore, market gains or losses attributable to short sales will be calculated as part of the market gain or loss calculation.

A Claimant will be eligible to receive a distribution from the Net Settlement Fund only if a Class Member had a net loss, after all profits from transactions in Fund shares during the Class Period are subtracted from all losses from transactions in Fund shares during the Class Period. However, the proceeds from sales of Fund shares that have been matched against Fund shares held at the beginning of the Class Period will not be used in the calculation of such net loss.

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Fund shares acquired by means of a gift, inheritance or operation of law shall be considered only if the donor, decedent, or transferor does not submit a Proof of Claim with respect to the shares. If the recipient submits the claim, he, she, or it must provide documentation of the original purchase in addition to the transfer.

Payment pursuant to the Plan of Allocation shall be conclusive against all Claimants. No Person shall have any claim against Lead Counsel, Plaintiffs, the Claims Administrator, Defendants and their Released Persons, or any other Person designated by Lead Counsel based on distributions made substantially in accordance with the Stipulation and the Settlement contained therein, the Plan of Allocation, or further order(s) of the Court. All Class Members who fail to complete and file a valid and timely Proof of Claim shall be barred from participating in distributions from the Net Settlement Fund (unless otherwise ordered by the Court or provided by the Stipulation of Settlement) but otherwise shall be bound by all of the terms of the Stipulation, including the terms of any judgment entered and the releases given.

The Court has reserved jurisdiction to allow, disallow, or adjust the claim of any Class Member on equitable grounds.

HOW YOU GET A PAYMENT — SUBMITTING A PROOF OF CLAIM

10.   How Will I Get a Payment?

To be potentially eligible for a payment from the proceeds of the Settlement, you must be a member of the Class and must timely complete and return the Proof of Claim with adequate supporting documentation **postmarked, if mailed, or received, if submitted on-line, no later than** _____, **2017**. A Proof of Claim is included with this Notice. You may also obtain a Proof of Claim from the website maintained by the Claims Administrator for the Settlement, www.thirdavenuefundsettlement.com, or you may request that a Proof of Claim be mailed to you by

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calling the Claims Administrator toll-free at 1-844-540-6003 or by sending an email to the Claims

Administrator at info@thirdavenuefundsettlement.com. Please retain all records of your ownership

of and transactions in your Fund shares, as these records may be needed to document your claim. If

you request exclusion from the Class or do not submit a timely and adequate Proof of Claim, you

will not be eligible to share in the Net Settlement Fund.

11.   When Will I Get My Payment?

The Court will hold a hearing on _____, to decide whether to approve the

Settlement. If Judge Castel approves the Settlement, there may be appeals. It is always uncertain

whether these appeals can be resolved favorably, and resolving them can take time, perhaps several

years. It also takes time for all Proofs of Claim to be processed. Please be patient.

12.   What Am I Giving Up to Get a Payment or Stay in the Class?

Unless you timely and validly exclude yourself, you are staying in the Class, and that means

that you cannot sue, continue to sue, or be part of any other lawsuit against Defendants or any other

Released Person about the Released Plaintiffs' Claims in this case. It also means that all of the

Court's orders will apply to you and legally bind you, and you will release your claims in this case

against Defendants and the other Released Persons. The terms of the release are included in the

enclosed Proof of Claim and the Stipulation.

EXCLUDING YOURSELF FROM THE SETTLEMENT

If you do not want a payment from this Settlement, but you want to keep the right to sue or

continue to sue the Defendants or any other Released Person on your own about the same Released

Plaintiffs' Claims, then you must take steps to get out of the Class. This is called excluding yourself

or is sometimes referred to as opting out of the Class.

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13.   How Do I Get Out of the Class?

To exclude yourself from the Class, you must send a letter by mail stating that you want to be excluded from *In re Third Avenue Management LLC Securities Litigation*, Civil Action No. 1:16-cv-02758-PKC. You must include your name, address, telephone number, email address (if available), the number of Fund shares purchased during the period March 1, 2013 through December 10, 2015, inclusive, the number of shares sold during this time period, if any, the dates of such purchases and sales, and a statement that you wish to be excluded from the Class. **You must mail your exclusion request so that it is postmarked no later than _____ to:**

> *Third Avenue Fund Securities Litigation*
> EXCLUSIONS
> Claims Administrator
> c/o Gilardi & Co. LLC
> 3301 Kerner Blvd.
> San Rafael, CA 94901

If you want to be excluded from the Class, you must follow these instructions even if you have pending, or later file, another lawsuit, arbitration, or other proceeding asserting any Released Plaintiffs' Claim. You cannot exclude yourself on the phone or by e-mail. If you ask to be excluded, you are not eligible to get any settlement payment, and you cannot object to the Settlement. You will not be legally bound by anything that happens in this lawsuit.

14.   If I Do Not Exclude Myself, Can I Sue the Defendants for the Same Thing Later?

No. Unless you exclude yourself, you give up any right to sue the Defendants or any Released Person for the Released Plaintiffs' Claims. If you have a pending lawsuit against any of the Defendants or any Released Person, speak to your lawyer in that case immediately. Remember, the exclusion deadline is _____.

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15.   If I Exclude Myself, Can I Get Money from This Settlement?

No. If you exclude yourself, do not send in a Proof of Claim. But you may sue, continue to sue, or be part of a different lawsuit against the Defendants or any other Released Person related to the Released Plaintiffs' Claims.

THE LAWYERS REPRESENTING YOU

16.   Do I Have a Lawyer in This Case?

The law firm of Robbins Geller Rudman & Dowd LLP represents you and other Class Members. These lawyers are called Lead Counsel. You will not be charged for these lawyers. If you want to be represented by your own lawyer, you may hire one at your own expense.

17.   How Will the Lawyers Be Paid?

Lead Counsel will ask the Court for attorneys' fees of 10% of the Settlement Fund and expenses up to $320,000, which were incurred in connection with the Action, plus interest on both amounts at the same rate and for the same period of time as that earned by the Settlement Fund. Such sums as may be approved by the Court will be paid from the Settlement Fund. Class Members will not be personally liable for any such fees or expenses.

The attorneys' fees and expenses requested will be the only payment to Lead Counsel for their efforts in achieving this Settlement and for their risk in undertaking this representation on a wholly contingent basis. To date, Lead Counsel have not been paid for their services for conducting this Action on behalf of the Class, or for their expenses incurred in the prosecution of the Action. The fee requested will compensate Lead Counsel for their work in creating the Settlement Fund. The Court may award less than this amount.

OBJECTING TO THE SETTLEMENT

You can tell the Court that you do not agree with the Settlement or some part of it.

- 13 -

18.   **How Do I Tell the Court that I Do Not Like the Settlement, the Plan of Allocation, or Lead Counsel's Request for an Award of Attorneys' Fees and Expenses?**

If you are a Class Member, you can object to the Settlement, the Plan of Allocation, and/or Lead Counsel's request for an award of attorneys' fees if you don't like any part of it. You can give reasons why you think the Court should not approve it. The Court will consider your views. To object, you must send a letter saying that you object to the Settlement in *In re Third Avenue Management LLC Securities Litigation*, Civil Action No. 1:16-cv-02758-PKC. Be sure to include your name, address, telephone number, email address (if available), signature, the number of Fund shares purchased during the period beginning on March 1, 2013 through December 10, 2015, inclusive, and the reasons you object to the Settlement, the Plan of Allocation, and/or Lead Counsel's request for an award of attorneys' fees, including any documents or other evidence that you want the Court to consider. Mail the objection to the Court, Lead Counsel, and Defendants' Counsel such that it is received no later than _____:

Court:

Clerk of the Court
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
DANIEL PATRICK MOYNIHAN
  UNITED STATES COURTHOUSE
500 Pearl Street
New York, NY 10007

Counsel for Plaintiffs:

ROBBINS GELLER RUDMAN
  & DOWD LLP
JEFFREY D. LIGHT
655 West Broadway, Suite 1900
San Diego, CA 92101

Counsel for Defendants:

- 14 -

1243923_2

ROPES & GRAY LLP
ROBERT A. SKINNER
Prudential Tower
800 Boylston Street
Boston, MA 02199

If you do not timely make your objection, you will have waived all objections, you will not

be entitled to speak at the Settlement Hearing, and you will not be entitled to appeal from any order

and/or judgment approving the Settlement, any order approving the Plan of Allocation or any order

awarding Lead Counsel attorneys' fees and expenses.

If you hire an attorney (at your own expense) to represent you for purposes of objecting, your

attorney must serve a notice of appearance on Lead Counsel and Defendants' Counsel and file it

with the Court (at the address set out above) so that it is received no later than the date set for

objections to the proposed Settlement.

19.   What's the Difference Between Objecting and Excluding?

Objecting is simply telling the Court that you don't like something about the Settlement.

You can object *only if* you stay in the Class. Excluding yourself is telling the Court that you do not

want to be part of the Class. If you exclude yourself, you have no basis to object because the case no

longer affects you.

THE COURT'S SETTLEMENT HEARING

The Court will hold a hearing to decide whether to approve the Settlement. You may attend,

and you may ask to speak, but you don't have to.

20.   When and Where Will the Court Decide Whether to Approve the Settlement?

The Court will hold a hearing (the "Settlement Hearing") at _____ _.m., on

_____, in Courtroom 11D of the United States District Court for the Southern District of

New York, Daniel Patrick Moynihan United States Courthouse, 500 Pearl Street, New York, NY

- 15 -

1243923_2

10007. At this hearing the Court will consider whether the Settlement is fair, reasonable, and adequate. If there are objections, the Court will consider them. Judge Castel will listen to people who have asked to speak at the hearing. The Court will also consider whether to approve the Plan of Allocation and Lead Counsel's request for an award of attorneys' fees and expenses, how much to pay to Lead Counsel. The Court may decide these issues at the hearing or take them under consideration. We do not know how long these decisions will take. The Court may adjourn or continue the Settlement Hearing without further notice to the Class. If you intend to attend the hearing, you should confirm the date and time with Lead Counsel or by checking the Settlement website.

21.   Do I Have to Come to the Hearing?

No. Lead Counsel will answer questions Judge Castel may have. But, you are welcome to come at your own expense. If you send an objection, you do not have to come to Court to talk about it. As long as you mailed your written objection on time, the Court will consider it. You may also pay your own lawyer to attend, but it is not necessary.

22.   May I Speak at the Hearing?

You may ask the Court for permission to speak at the Settlement Hearing. To do so, you must send a letter saying that it is your intention to appear in *In re Third Avenue Management LLC Securities Litigation*, Civil Action No. 1:16-cv-02758-PKC. Be sure to include your name, address, telephone number, signature, email address (if available), and the number of Fund shares purchased during the period from March 1, 2013 through December 10, 2015, inclusive. Your notice of intention to appear must be received no later than _____, by the Clerk of the Court, Lead Counsel, and Defendants' counsel, at the addresses listed above in Question 18. Any Class Member who does not timely file and serve a notice of intention to appear in accordance with this

- 16 -

paragraph shall not be permitted to appear at the Settlement Hearing, unless otherwise ordered by the Court.

You cannot speak at the hearing if you exclude yourself from the Class.

IF YOU DO NOTHING

23.   What Happens if I Do Nothing at All?

If you do nothing, you will get no money from this Settlement. But, unless you exclude yourself, you will not be able to start a lawsuit, continue with a lawsuit, or be part of any other lawsuit against the Defendants and any Released Person about the same issues in this case.

24.   How Do I Get More Information

This Notice contains only a summary of the terms of the proposed Settlement. For more detailed information about the matters involved in this Action, you should consult the papers on file in the Action, including the Stipulation, which may be inspected during regular office hours at the Office of the Clerk, United States District Court, Southern District of New York, 500 Pearl Street, New York, NY 10007. Additionally, copies of the Stipulation, this Notice, the Proof of Claim, the proposed Final Order and Judgment, and any related orders entered by the Court in connection with the Settlement will be posted on the website maintained by the Claims Administrator, www.thirdavenuefundsettlement.com.

All inquiries concerning the Action, this Notice and the Proof of Claim, or requests for additional information, should be directed to:

Third Avenue Fund Securities Litigation
c/o Gilardi & Co. LLC
P.O. Box 30255
College Station, TX 77842-3255
1-844-540-6003
info@thirdavenuefundsettlement.com

or

- 17 -

Rick Nelson
Shareholder Relations
ROBBINS GELLER RUDMAN
   & DOWD LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: (800) 449-4900


SPECIAL NOTICE TO NOMINEES


If you hold any Fund shares purchased during the period from March 1, 2013 through December 10, 2015, inclusive, as nominee for a beneficial owner, then, within ten (10) days after you receive this Notice, you must either: (1) send a copy of this Notice by First-Class Mail to all such Persons; or (2) provide a list of the names and addresses of such Persons to the Claims Administrator:

> *Third Avenue Fund Securities Litigation*
> Claims Administrator
> c/o Gilardi & Co. LLC
> P.O. Box 30255
> College Station, TX 77842-3255
> edata@gilardi.com

If you choose to mail the Notice and Proof of Claim yourself, you may obtain from the Claims Administrator (without cost to you) as many additional copies of these documents as you will need to complete the mailing.

Regardless of whether you choose to complete the mailing yourself or elect to have the mailing performed for you, you may obtain reimbursement for or advancement of reasonable administrative costs that you actually incurred or expect to incur in connection with forwarding the Notice and that you would not have incurred but for the obligation to forward the Notice, upon submission of appropriate documentation to the Claims Administrator.


- 18 -


DO NOT TELEPHONE THE COURT REGARDING THIS NOTICE.

DATED: _____, 2017   BY ORDER OF THE COURT
                                  UNITED STATES DISTRICT COURT
                                  SOUTHERN DISTRICT OF NEW YORK

1243923_2

EXHIBIT A-2

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

——————————————————————— x

In re THIRD AVENUE MANAGEMENT   :   Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION   :
                                       :   CLASS ACTION
———————————————————————   :
                                       :   PROOF OF CLAIM AND RELEASE
This Document Relates To: :
                                       :
     ALL ACTIONS.   :   EXHIBIT A-2
                                       :
——————————————————————— x

1244125_2

I.   GENERAL INSTRUCTIONS

1.   To recover as a member of the Class based on your claims in the action entitled *In re Third Avenue Management LLC Securities Litigation*, Civil Action No. 1:16-cv-02758-PKC (the "Action"), you must complete and, on page ___ hereof, sign this Proof of Claim and Release form ("Proof of Claim"). If you fail to submit a properly addressed (as set forth in paragraph 3 below) Proof of Claim, your claim may be rejected, and you may be precluded from any recovery from the Net Settlement Fund created in connection with the proposed Settlement of the Action.

2.   Submission of this Proof of Claim, however, does not assure that you will share in the proceeds of the Settlement of the Action.

3.   YOU MUST MAIL OR SUBMIT ONLINE YOUR COMPLETED AND SIGNED PROOF OF CLAIM, ACCOMPANIED BY COPIES OF THE DOCUMENTS REQUESTED HEREIN, POSTMARKED OR SUBMITTED ONLINE ON OR BEFORE _____, ADDRESSED AS FOLLOWS:

> *Third Avenue Fund Securities Litigation*
> Claims Administrator
> c/o Gilardi & Co. LLC
> P.O. Box 30255
> College Station, TX 77842-3255
> Online submissions: www.thirdavenuefundsettlement.com

4.   If you are NOT a member of the Class (as defined in the Notice of Pendency and Proposed Settlement of Class Action ("Notice")) DO NOT submit a Proof of Claim.

5.   If you request exclusion from the Class, DO NOT submit a Proof of Claim.

6.   If you are a member of the Class and you do not timely request exclusion in connection with the proposed Settlement, you are bound by the terms of any judgment entered in the Action, including the releases provided therein, WHETHER OR NOT YOU SUBMIT A PROOF OF CLAIM.

- 1 -

1244125_2

II.   CLAIMANT IDENTIFICATION

If you purchased shares of Third Avenue Focused Credit Fund (the "Fund") during the period from March 1, 2013, through December 10, 2015, use Part I of this form entitled "Claimant Identification" to list the claimant name, mailing address, and account information if relevant (such as for a claim submitted on behalf of an IRA, Trust, or estate account). Please list the most current claimant or account name as you would like the information to appear on the check, if you are eligible for payment. Please also provide a telephone number and/or e-mail address, as the Claims Administrator may need to contact you with questions about your claim. If your Claimant Identification information changes, please notify the Claims Administrator in writing at the address above.

If you are acting in a representative capacity on behalf of a Class Member (for example, as an executor, administrator, trustee, or other representative), you must submit evidence of your current authority to act on behalf of that Class Member. Such evidence would include, for example, letters testamentary, letters of administration, or a copy of the trust documents or other documents that provide you with the authority to submit the claim. Please also state your representative capacity under your signature on page __ of this claim form.

NOTICE REGARDING ELECTRONIC FILES: Certain claimants with large numbers of transactions may request to, or may be requested to, submit information regarding their transactions in electronic files. If you have a large number of transactions and wish to file your claim electronically, you must contact the Claims Administrator at edata@gilardi.com to obtain the required file layout.

1244125_2

III.   CLAIM FORM

Use Part II of this form, titled "Schedule of Transactions in Fund Shares," to supply all required details of your transaction(s) of the Fund's shares. If you need more space or additional schedules, attach separate sheets giving all of the required information in substantially the same form. Sign and print or type your name on each additional sheet.

On the schedules, please provide all of the requested information for *all* of your purchases and *all* of your sales of Fund shares at any time between March 1, 2013 through December 10, 2015, inclusive (the "Class Period"), whether such transactions resulted in a profit or a loss. You must also provide all of the requested information for *all* of the Fund shares you held at the close of trading on February 28, 2013, and at the close of trading on December 10, 2015. Failure to report all such transactions may result in the rejection of your claim.

List each transaction in the Class Period separately and in chronological order, by trade date, beginning with the earliest. You must accurately provide the month, day, and year of each transaction you list.

The date of covering a "short sale" is deemed to be the date of purchase of Fund shares. The date of a "short sale" is deemed to be the date of sale of Fund shares.

You should attach to your claim copies of stockbroker confirmation slips, stockbroker statements, or other documents evidencing your transactions in the Fund shares. If any such documents are not in your possession, please obtain a copy or equivalent documents from your broker, because these documents are necessary to prove and process your claim. Failure to provide this documentation could delay verification of your claim or result in rejection of your claim.

1244125_2

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

In re Third Avenue Management LLC Securities Litigation

Civil Action No. 1:16-cv-02758-PKC

PROOF OF CLAIM AND RELEASE

Must Be Postmarked or Submitted Online No Later Than:

_____

Please Type or Print

PART I: CLAIMANT IDENTIFICATION

_____

Beneficial Owner's Name (First, Middle, Last)

_____

Street Address

_____   _____

City   State or Province

_____   _____

Zip Code or Postal Code   Country

_____   _____   Individual
                                   _____   Corporation/Other
Social Security Number or
Taxpayer Identification Number

_____

Area Code   Telephone Number (work)

_____

Area Code   Telephone Number (home)

- 4 -

PART II: SCHEDULE OF TRANSACTIONS IN FUND SHARES

    A.   Number of shares of the Fund held at the close of trading on February 28, 2013:

    _____

    B.   Purchases (March 1, 2013 – December 10, 2015, inclusive) of Fund shares (including shares purchased via a monthly dividend reinvestment program):

Trade Date Mo. Day Year	Number of Shares Purchased	Total Purchase Price
1._____	1._____	1._____
2._____	2._____	2._____
3._____	3._____	3._____

IMPORTANT: If any purchase listed covered a "short sale," please mark yes:
    YES ○

    C.   Sales (March 1, 2013 – December 10, 2015, inclusive) of Fund shares:

Trade Date Mo. Day Year	Number of Shares Sold	Total Sales Price
1._____	1._____	1._____
2._____	2._____	2._____
3._____	3._____	3._____

    D.   Number of shares of the Fund held at the close of trading on December 10, 2015:

_____

If you require additional space, attach extra schedules in the same format as above. Sign and print your name on each additional page.

YOU MUST READ THE RELEASE PROVISIONS AT THE END OF THIS PROOF OF CLAIM. YOUR SIGNATURE ON PAGE __ WILL CONSTITUTE YOUR ACKNOWLEDGMENT OF THE RELEASE.

1244125_2

IV.   SUBMISSION TO JURISDICTION OF COURT AND ACKNOWLEDGMENTS

I (We) submit this Proof of Claim under the terms of the Stipulation of Settlement ("Stipulation") described in the Notice. I (We) also submit to the jurisdiction of the United States District Court for the Southern District of New York with respect to my (our) claim as a Class Member and for purposes of enforcing the release set forth herein. I (We) further acknowledge that I am (we are) bound by and subject to the terms of any judgment that may be entered in the Action. I (We) agree to furnish additional information to the Claims Administrator to support this claim if requested to do so. I (We) have not submitted any other claim covering the same purchases or sales of Fund shares during the Class Period and know of no other person having done so on my (our) behalf.

V.   RELEASE

1.   I (We) hereby acknowledge full and complete satisfaction of, and do hereby fully, finally, and forever settle, release, and discharge from the Released Plaintiffs' Claims each and all of the "Released Persons," defined as the following persons (the "Released Persons"), whether or not each or all of the following Persons were named, served with process, or appeared in the Action, with respect to the Released Plaintiffs' Claims (as defined below): (a) Defendants and the Fund; (b) for each and all of the Persons identified in the foregoing clause, any and all of their respective past or present trusts, foundations, investors, insurers, reinsurers, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited-liability companies, corporations, parents, controlling persons, subsidiaries, divisions, direct or indirect affiliates, associated entities, stockholders, members, managing members, managing agents, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys in fact, counsel, accountants and associates

- 6 -

that are not natural persons; (c) for each and all of the Persons identified in the foregoing clauses of this paragraph that are not natural persons, any and all of their respective past or present trustees, agents, employees, fiduciaries, partners, controlling persons, principals, officers, managers, directors, managing directors, members, managing members, managing agents, financial or investment advisors, advisors, consultants, brokers, dealers, lenders, attorneys in fact, counsel, accountants, and associates who are natural persons; (d) for each and all of the Persons identified in the foregoing clauses of this paragraph that are not natural persons, their respective successors and assigns; and (e) for each and all of the Persons identified in the foregoing clauses of this paragraph who are natural persons, any and all of their past or present family members or spouses, and the heirs, executors, estates, administrators, personal or legal representatives, assigns, beneficiaries, and distributees of any of the foregoing.

2.   "Released Plaintiffs' Claims" means the following claims will be released with respect to the Released Persons: all actions, claims, debts, demands, causes of action and rights and liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys' fees, expert, or consulting fees and any other costs, expenses, or liability whatsoever), against Defendants and the Released Persons, belonging to Plaintiffs and/or any or all Class Members or any Person acting on their behalf, including their present or past heirs, executors, estates, administrators, predecessors, successors, assigns, parents, subsidiaries, associates, affiliates, employers, employees, agents, insurers, reinsurers, directors, managing directors, officers, partners, principals, members, managing members, attorneys, financial and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (the "Releasing Plaintiffs"), whether direct, derivative, representative or in any other capacity, arising under federal, state, local or foreign, statutory or common law or any other law, rule or regulation, concerning both

known claims and Unknown Claims, that: (a) have been asserted in the Action (including all claims alleged in any complaint filed in the Action or in any action consolidated into it) against any of the Released Persons; or (b) could have been or could be asserted in any forum by or on behalf of the Class Members or any of them against any of the Released Persons, if such claims or Unknown Claims (i) relate to the allegations, transactions, facts, matters, breaches, occurrences, financial statements, statements, representations or omissions involved, set forth, or referred to in the Action and (ii) relate to the purchase of Fund shares during the Class Period (including any decision to hold or retain such Fund shares).

3.   "Unknown Claims" means any Released Plaintiffs' Claim that the Lead Plaintiff or any Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons, which, if known by him, her or it, would or might have affected his, her or its settlement with and release of the Released Persons, or would or might have affected his, her or its decision not to object to this Settlement; and any Released Defendants' Claim that any Defendant does not know or suspect to exist in his, her or its favor at the time of the release, which, if known by him, her or it, would or might have affected his, her or its decision(s) with respect to the Settlement. Plaintiffs or the Class Members may hereafter discover facts in addition to or different from those that he, she or it now knows or believes to be true with respect to the subject matter of the Released Plaintiffs' Claims, but, upon the Effective Date, Plaintiffs and the Class Members shall have expressly waived and shall be deemed to have, and by operation of the Final Order and Judgment shall have, fully, finally, and forever waived, relinquished, settled and released any and all Released Plaintiffs' Claims (including Unknown Claims), known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, that now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future,

- 8 -

including, but not limited to, conduct that is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. Likewise, Defendants may hereafter discover facts in addition to or different from those that he, she or it now knows or believes to be true with respect to the subject matter of the Released Defendants' Claims, but, upon the Effective Date, Defendants shall have expressly waived and shall be deemed to have, and by operation of the Final Order and Judgment shall have fully, finally, and forever waived, relinquished, settled and released any and all Released Defendants' Claims (including Unknown Claims), known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, that now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. Plaintiffs and Defendants acknowledge, and the Class Members by operation of law shall be deemed by operation of the Final Order and Judgment to have acknowledged, that the inclusion of Unknown Claims in the definition of Released Claims, Released Defendants' Claims and Released Plaintiffs' Claims was separately bargained for and is a key element of the Settlement, of which this release is a material and essential part, and expressly waive the benefits of (a) the provisions of §1542 of the California Civil Code, which provides that:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR,

1244125_2

and (b) any and all provisions or rights conferred by any law of any state or territory of the United States, or principle of common law, that is similar, comparable or equivalent to California Civil Code §1542.

4. This release shall be of no force or effect unless and until the Court approves the Stipulation of Settlement and the Stipulation becomes effective on the Effective Date (as defined in the Stipulation).

5. I (We) hereby warrant and represent that I (we) have not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, any matter released pursuant to this release or any other part or portion thereof.

6. I (We) hereby warrant and represent that I (we) have included information about all of my (our) transactions in the Fund that occurred during the Class Period as well as the number of shares of the Fund held by me (us) at the close of trading on February 28, 2013 and at the close of trading on December 10, 2015.

7. I (We) certify that I am (we are) not subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code.

Note: If you have been notified by the Internal Revenue Service that you are subject to backup withholding, please strike out the language that you are not subject to backup withholding in the certification above.

I declare under penalty of perjury under the laws of the United States of America that the foregoing information supplied by the undersigned is true and correct.

Executed this _____ day of _____
(Month/Year)

in _____
(City)   (State/Country)

- 10 -

_____
(Sign your name here)

_____
(Type or print your name here)

_____
(Capacity of person(s) signing,
e.g., Beneficial Purchaser, Executor or
Administrator)

**ACCURATE CLAIMS PROCESSING TAKES A
SIGNIFICANT AMOUNT OF TIME.
THANK YOU FOR YOUR PATIENCE.**

Reminder Checklist:

1.   Please sign the above release and declaration.

2.   Remember to attach supporting documentation, if available.

3.   Do not send original stock certificates.

4.   Keep a copy of your claim form for your records.

5.   If you desire an acknowledgment of receipt of your claim form, please send it Certified Mail, Return Receipt Requested.

6.   If you move, please send us your new address.

**THIS PROOF OF CLAIM FORM MUST BE SUBMITTED ONLINE OR MAILED NO
LATER THAN _____, 2017, ADDRESSED AS FOLLOWS:**

Third Avenue Fund Securities Litigation
Claims Administrator
c/o Gilardi & Co. LLC
P.O. Box 30255
College Station, TX 77842-3255
www.thirdavenuefundsettlement.com

- 11 -

EXHIBIT A-3

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

———————————————————— x

In re THIRD AVENUE MANAGEMENT
LLC SECURITIES LITIGATION

———————————————————————

This Document Relates To:

    ALL ACTIONS.

———————————————————— x

: Civil Action No. 1:16-cv-02758-PKC

: CLASS ACTION

: SUMMARY NOTICE OF PROPOSED
: SETTLEMENT OF CLASS ACTION
: REGARDING THE THIRD AVENUE
: FOCUSED CREDIT FUND

EXHIBIT A-3

TO: ALL PERSONS WHO PURCHASED SHARES OF THE **THIRD AVENUE FOCUSED CREDIT FUND** (THE "FUND") DURING THE PERIOD BEGINNING MARCH 1, 2013 THROUGH DECEMBER 10, 2015, INCLUSIVE ("CLASS PERIOD")

YOU ARE HEREBY NOTIFIED that the above-captioned action has been certified as a class action for settlement purposes and that Plaintiffs have reached a proposed settlement with Defendants to resolve all claims in the case for $14,250,000 in cash.

Pursuant to an Order of the United States District Court for the Southern District of New York, a "Settlement Hearing" will be held on _____, 2017, at ____ _.m., before the Honorable P. Kevin Castel, United States District Judge, at the United States District Court for the Southern District of New York, Daniel Patrick Moynihan United States Courthouse, 500 Pearl Street, New York, NY 10007, to determine, among other things: (1) whether the proposed Settlement of the Action for the sum of $14,250,000 in cash on the terms set forth in the Stipulation of Settlement dated March 31, 2017 ("Stipulation")[1] should be approved as fair, reasonable, and adequate; (2) whether an Order Approving Class Action Settlement and Judgment should be entered by the Court dismissing the Action with prejudice; (3) whether the Plan of Allocation of settlement proceeds is fair, reasonable, and adequate and therefore should be approved; and (4) whether Lead Counsel's motion for an award of attorneys' fees and expenses should be approved.

IF YOU PURCHASED FUND SHARES DURING THE PERIOD MARCH 1, 2013 THROUGH DECEMBER 10, 2015, INCLUSIVE, YOUR RIGHTS WILL BE AFFECTED BY THIS SETTLEMENT, AND YOU MAY BE ENTITLED TO SHARE IN THE SETTLEMENT FUND.

If you have not received a detailed Notice of Pendency and Proposed Settlement of Class

---

[1]   The Stipulation and other settlement related documents can be viewed at www.thirdavenuefundsettlement.com.

- 1 -

1244050_2

Action ("Notice"), and a copy of the Proof of Claim and Release, you may obtain copies by writing to *Third Avenue Fund Securities Litigation*, Claims Administrator, c/o Gilardi & Co. LLC, P.O. Box 30255, College Station, TX 77842-3255, by telephone, at 1-844-540-6003, or by email, at info@thirdavenuefundsettlement.com. You may also download these documents from the Internet at: www.thirdavenuefundsettlement.com.

If you are a Class Member, in order to share in the distribution of the Net Settlement Fund, you must submit a Proof of Claim and Release by mail **postmarked no later than _____, 2017**, at the Claims Administrator's address, *Third Avenue Fund Securities Litigation*, Claims Administrator, c/o Gilardi & Co. LLC, P.O. Box 30255, College Station, TX 77842-3255 or online at www.thirdavenuefundsettlement.com **no later than _____, 2017**, establishing that you are entitled to a recovery.

You will be bound by any judgment rendered in the Action unless you request to be excluded, in writing, such that it is **postmarked no later than _____, 2017** in accordance with the instructions in the detailed Notice, referred to above. If you submit a valid and timely request for exclusion, you cannot share in the settlement money, cannot object to the Settlement, and will not be bound by the Settlement or the Court's rulings.

Any objection to any aspect of the Settlement, the Plan of Allocation and/or Lead Counsel's motion for an award of attorneys' fees and expenses must comply with the requirements stated in the Notice and must be filed with the Clerk of the Court at the United States District Court, Southern District of New York, Daniel Patrick Moynihan United States Courthouse, 500 Pearl Street, New York, NY 10007, no later than _____, 2017, and *received* by the following no later than _____, 2017:

1244050_2

ROBBINS GELLER RUDMAN
  & DOWD LLP
Jeffrey D. Light
655 West Broadway, Suite 1900
San Diego, CA 92101

ROPES & GRAY LLP
Robert A. Skinner
Prudential Tower
800 Boylston Street
Boston, MA 02199

PLEASE DO NOT CONTACT THE COURT OR THE CLERK'S OFFICE

REGARDING THIS NOTICE. If you have any questions about the Settlement or the Action, you

may contact Lead Counsel at the address listed above or Rick Nelson, a representative of Lead

Counsel at 1-800-449-4900.

DATED: _____, 2017   BY ORDER OF THE COURT
                                        UNITED STATES DISTRICT COURT
                                        SOUTHERN DISTRICT OF NEW YORK

EXHIBIT B

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

———————————————————— x
In re THIRD AVENUE MANAGEMENT   : Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION   :
                                 : CLASS ACTION
————————————————————   :
                                 :
This Document Relates To: : ORDER APPROVING CLASS ACTION
                                 : SETTLEMENT
    ALL ACTIONS.   :
                                 x EXHIBIT B
————————————————————

This matter came before the Court pursuant to the Order Preliminarily Approving Settlement and Providing for Notice ("Order") dated _____, 2017, on the application of the Settling Parties for approval of the Settlement set forth in the Stipulation of Settlement dated as of March 31, 2017 (the "Stipulation" or "Settlement"). Due and adequate notice having been given to the Class as required in said Order, and the Court having considered all papers filed and proceedings had herein and otherwise being fully informed in the premises and good cause appearing therefore, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:

1.   This Order incorporates by reference the definitions in the Stipulation, and all capitalized terms used herein shall have the same meanings as set forth in the Stipulation, unless otherwise set forth herein.

2.   The Court has jurisdiction over the subject matter of this Action, the Plaintiffs, all other Class Members, and Defendants.

3.   The Court finds, for the purposes of the Settlement only, that the prerequisites for a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Class Members is so numerous that joinder of all members is impracticable; (b) one or more questions of law and fact are common to the Class; (c) the claims of the Plaintiffs are typical of the claims of the Class they seek to represent; (d) Plaintiffs and Lead Counsel have been and are capable of fairly and adequately representing the interests of the Class, in that (i) Plaintiffs' interests have been and are consistent with those of the other Class Members, (ii) Lead Counsel has been and is able and qualified to represent the Class, and (iii) Plaintiffs and Lead Counsel have fairly and adequately represented the Class Members in prosecuting this Action and in negotiating and entering into the proposed Settlement; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual Class Members;

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and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

4.   Pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure and for purposes of the Settlement only, this Court hereby finally certifies this action as a class action. Excluded from the Class are Defendants, employees, officers and directors of the Defendant entities, members of the immediate families of each of the Individual Defendants, the estates of the deceased Individual Defendants, any Person in which any Defendant has a controlling interest, and, as to such excluded Person, the legal and personal representatives, agents, assigns and heirs, successors, or assigns of any such excluded Person. Also excluded from the Class are Class Members who timely and validly exclude themselves from the Class as listed on Exhibit 1 annexed hereto.

5.   Notice of the pendency of this Action as a class action and of the proposed Settlement was given to all Class Members who could be identified with reasonable effort. The form and method of notifying the Class of the pendency of this Action as a class action and of the terms and conditions of the proposed Settlement met the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 27 of the Securities Act of 1933, 15 U.S.C. §77z-1(a)(7), as amended by the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), due process, and any other applicable law, constituted the best notice practicable under the circumstances, and constituted due and sufficient notice to all individuals and entities entitled thereto.

6.   The Court finds that the proposed Settlement resulted from serious, informed, non-collusive negotiations conducted at arm's length by experienced and competent counsel for the Settling Parties and their counsel – with the assistance of an experienced mediator – and was entered into in good faith. Accordingly, the Settlement as set forth in the Stipulation is hereby fully and finally approved as fair, reasonable, and adequate, consistent and in full compliance with all

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applicable requirements of the Federal Rules of Civil Procedure, the PSLRA, and the Rules of the Court.

7.   Subject to the terms and provisions of the Stipulation and the conditions therein being satisfied, the Settling Parties are directed to consummate the Settlement.

8.   The Action is hereby dismissed in its entirety with prejudice and without costs except as provided for in the Stipulation.

9.   The releases as set forth in ¶¶11.1-11.5 of the Stipulation (the "Releases"), together with the definitions contained in ¶¶1.23-1.27, 1.31 relating thereto are expressly incorporated herein in all respects. The Releases are effective as of the Effective Date

10.   Upon the Effective Date, the following persons (the "Released Persons"), whether or not each or all of the following Persons were named, served with process, or appeared in the Action, will be fully and finally released and discharged with respect to the Released Plaintiffs' Claims (as defined below): (a) Defendants and the Fund; (b) for each and all of the Persons identified in the foregoing clause of this paragraph, any and all of their respective past or present trusts, foundations, investors, insurers, reinsurers, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited-liability companies, corporations, parents, controlling persons, subsidiaries, divisions, direct or indirect affiliates, associated entities, stockholders, members, managing members, managing agents, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys in fact, counsel, accountants and associates that are not natural persons; (c) for each and all of the Persons identified in the foregoing clauses of this paragraph that are not natural persons, any and all of their respective past or present trustees, agents, employees, fiduciaries, partners, controlling persons, principals, officers, managers, directors, managing

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directors, members, managing members, managing agents, financial or investment advisors, advisors, consultants, brokers, dealers, lenders, attorneys in fact, counsel, accountants, and associates who are natural persons; (d) for each and all of the Persons identified in the foregoing clauses of this paragraph that are not natural persons, their respective successors and assigns; and (e) for each and all of the Persons identified in the foregoing clauses of this paragraph who are natural persons, any and all of their past or present family members or spouses, and the heirs, executors, estates, administrators, personal or legal representatives, assigns, beneficiaries, and distributees of any of the foregoing.

11.   Upon the Effective Date, the following claims (the "Released Plaintiffs' Claims") will be released with respect to the Released Persons: all actions, claims, debts, demands, causes of action and rights and liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys' fees, expert, or consulting fees and any other costs, expenses, or liability whatsoever), against Defendants and the Released Persons, belonging to Plaintiffs and/or any or all Class Members or any Person acting on their behalf, including their present or past heirs, executors, estates, administrators, predecessors, successors, assigns, parents, subsidiaries, associates, affiliates, employers, employees, agents, insurers, reinsurers, directors, managing directors, officers, partners, principals, members, managing members, attorneys, financial and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (the "Releasing Plaintiffs"), whether direct, derivative, representative or in any other capacity, arising under federal, state, local or foreign, statutory or common law or any other law, rule or regulation, concerning both known claims and Unknown Claims, that: (a) have been asserted in the Action (including all claims alleged in any complaint filed in the Action or in any action consolidated into it) against any of the Released Persons; or (b) could have been or could be asserted in any forum by

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or on behalf of the Class Members or any of them against any of the Released Persons, if such claims or Unknown Claims (i) relate to the allegations, transactions, facts, matters, breaches, occurrences, financial statements, statements, representations or omissions involved, set forth, or referred to in the Action and (ii) relate to the purchase of Fund shares during the Class Period (including any decision to hold or retain such Fund shares).

12.   Upon the Effective Date, the following claims (the "Released Defendants' Claims") will be released with respect to Plaintiffs, Lead Counsel, any other counsel for Plaintiffs in the Action, and all members of the Class and their counsel: any and all actions, claims, debts, demands, causes of action and rights and liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys' fees, expert or consulting fees, and any other costs, expenses, or liability whatsoever), whether based on federal, state, local, or foreign statutory, or common law or any other law, rule, or regulation, concerning both known claims and Unknown Claims, that have been or could have been asserted in the Action or any forum by Defendants, or the heirs, successors, and assigns of any of them against Plaintiffs, Lead Counsel, any of the Class Members or their attorneys, arising out of or relating to the institution, prosecution, or settlement of the Action.

13.   The Releases do not include claims (a) to enforce this Order and the Judgment and the Settlement, and any or all of their terms, including, but not limited to, the releases provided for in this Order, (b) for breach or violation of any of the terms of this Stipulation or the orders or judgments issued by the Court in connection with the Settlement, (c) any claims in the Delaware Derivative Action, or (d) belonging to Defendants against their insurers or any other person not a party hereto.

14.   Plaintiffs and all Class Members and anyone acting on their behalf are permanently enjoined from filing, commencing, prosecuting, or intervening in any other lawsuit or arbitration or

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administrative, regulatory or other proceeding, in any jurisdiction or forum any Released Plaintiffs'

Claims against any Released Person.

15.   To the extent authorized by §11 of the Securities Act of 1933, and in accordance with

15 U.S.C. §78u-4(f)(7)(A), any and all Claims for contribution arising out of any Released Plaintiffs'

Claim (i) by any person or entity against any of the Defendants and (ii) by any of the Defendants

against any person or entity other than as set out in 15 U.S.C. §78u-4(f)(7)(A)(ii) are hereby

permanently barred, extinguished, discharged, satisfied, and unenforceable. Accordingly, without

limitation to any of the above, (i) any person or entity is hereby permanently enjoined from

commencing, prosecuting, or asserting against any of the Defendants any such Claim for

contribution, and (ii) the Defendants are hereby permanently enjoined from commencing,

prosecuting, or asserting against any person or entity any such Claim for contribution. In accordance

with 15 U.S.C. §78u-4(f)(7)(B), any final verdict or judgment that might be obtained by or on behalf

of the Class or a Class Member against any person or entity for loss for which such person or entity

and any Defendants are found to be jointly liable shall be reduced by the greater of (i) an amount that

corresponds to Defendants' percentage of responsibility for the loss to the Class or Class Member or

(ii) either (a) the Settlement Amount, in the case of the Class, or (b) that portion of the Settlement

Amount applicable to the Class Member, in the case of a Class Member, unless the court entering

such judgment orders otherwise.

16.   To effectuate the Settlement, the Court hereby enters the following Complete Bar:

(a)   Any and all persons and entities are permanently barred, enjoined, and

restrained from commencing, prosecuting, or asserting any Claim against any Released Person

arising under any federal, state, or foreign statutory or common-law rule, however styled, whether

for indemnification or contribution or otherwise denominated, including Claims for breach of

contract or for misrepresentation, where the Claim is or arises from a Released Plaintiffs' Claim and

the alleged injury to such person or entity arises from that person's or entity's alleged liability to the

Class or any Class Member, including any Claim in which a person or entity seeks to recover from

any of the Released Persons (i) any amounts that such person or entity has or might become liable to

pay to the Class or any Class Member and/or (ii) any costs, expenses, or attorneys' fees from

defending any Claim by the Class or any Class Member. All such Claims are hereby extinguished,

discharged, satisfied, and unenforceable, subject to a hearing to be held by the Court, if necessary.

The provisions of this subparagraph are intended to preclude any liability of any of the Released

Persons to any person or entity for indemnification, contribution, or otherwise on any Claim that is

or arises from a Released Plaintiffs' Claim and where the alleged injury to such person or entity

arises from that person's or entity's alleged liability to the Class or any Class Member; *provided,*

however, that if the Class or any Class Member obtains any judgment against any such person or

entity based upon, arising out of, or relating to any Released Plaintiffs' Claim for which such person

or entity and any of the Released Persons are found to be jointly liable, that person or entity shall be

entitled to a judgment credit equal to an amount that is the greater of (i) an amount that corresponds

to such Released Person's or Released Persons' percentage of responsibility for the loss to the Class

or Class Member or (ii) either (a) the Settlement Amount, in the case of the Class, or (b) that portion

of the Settlement Amount applicable to the Class Member, in the case of a Class Member, unless the

court entering such judgment orders otherwise.

      (b)   Each and every Released Person is permanently barred, enjoined, and

restrained from commencing, prosecuting, or asserting any Claim against any other person or entity

(including any other Released Person) arising under any federal, state, or foreign statutory or

common-law rule, however styled, whether for indemnification or contribution or otherwise

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denominated, including Claims for breach of contract and for misrepresentation, where the Claim is

or arises from a Released Plaintiffs' Claim and the alleged injury to such Released Person arises

from that Released Person's alleged liability to the Class or any Class Member, including any Claim

in which any Released Person seeks to recover from any person or entity (including another

Released Person) (i) any amounts that any such Released Person has or might become liable to pay

to the Class or any Class Member and/or (ii) any costs, expenses, or attorneys' fees from defending

any Claim by the Class or any Class Member. All such Claims are hereby extinguished, discharged,

satisfied, and unenforceable.

      (c)   Notwithstanding anything stated in the Complete Bar, if any person or entity

(for purposes of this subparagraph, a "petitioner") commences against any of the Released Persons

any action either (i) asserting a Claim that is or arises from a Released Plaintiffs' Claim and where

the alleged injury to such petitioner arises from that petitioner's alleged liability to the Class or any

Class Member or (ii) seeking contribution or indemnity for any liability or expenses incurred in

connection with any such Claim, and if such action or Claim is not barred by a court pursuant to this

paragraph or is otherwise not barred by the Complete Bar, neither the Complete Bar nor the

Stipulation shall bar Claims by that Released Person against (a) such petitioner, (b) any person or

entity who is or was controlled by, controlling, or under common control with the petitioner, whose

assets or estate are or were controlled, represented, or administered by the petitioner, or as to whose

Claims the petitioner has succeeded, and (c) any person or entity that participated with any of the

preceding persons or entities described in items (a) and (b) of this subparagraph in connection with

the assertion of the Claim brought against the Released Person(s); *provided, however*, that nothing in

the Complete Bar Order or Stipulation shall prevent the Settling Parties from taking such steps as are

necessary to enforce the terms of the Stipulation.

(d)   If any term of the Complete Bar entered by the Court is held to be unenforceable after the date of entry, such provision shall be substituted with such other provision as may be necessary to afford all of the Released Persons the fullest protection permitted by law from any Claim that is based upon, arises out of, or relates to any Released Plaintiffs' Claim.

(e)   Notwithstanding the Complete Bar or anything else in the Stipulation, nothing shall release, interfere with, limit, or bar the assertion by any Released Person of (i) any Claim or right for insurance coverage under any insurance, reinsurance, or indemnity policy, (ii) any statutory, by-law, trust instrument, or contractual right to indemnification or advancement as against any other Released Person, or (iii) any statutory, by-law, trust instrument, common-law, or contractual right or claim as against any other Released Person concerning matters other than indemnification, contribution, or advancement.

17.   This Order, the Judgment, the Stipulation, the offer of the Settlement, and compliance with the Court's orders or the Stipulation shall not constitute or be construed as an admission by any of the Released Persons of any wrongdoing or liability, or as an admission by Plaintiffs of any weaknesses in their claims. This Order, the Judgment, and the Stipulation are to be construed solely as a reflection of the Settling Parties' desire to facilitate a resolution of the claims in the Action and of the Released Plaintiffs' Claims and the Released Defendants' Claims.

18.   The fact and terms of the Stipulation, including Exhibits, all negotiations, discussions, drafts, and proceedings in connection with the Settlement, and any act performed or document signed in connection with the Settlement, shall not be offered or received in evidence or used for any other purpose in this or any other proceeding in any court, administrative agency, arbitration forum, or other tribunal, except as necessary to enforce the terms of the Settlement, including, but not limited to, the Preliminary Approval Order, the Notice, this Order and the Judgment, and the releases

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provided for in this Order and the Judgment. Defendants and any Released Persons may file the

Stipulation, the Preliminary Approval Order, the Notice, this Order and the Judgment in any other

action or proceeding that may be brought against them in any forum in order to support a defense or

counterclaim based on principles of *res judicata*, collateral estoppel, release and discharge, good

faith settlement, judgment bar or reduction, or any theory of claim preclusion or issue preclusion or

similar defense or counterclaim.

19.   The Court finds that Defendants have satisfied their financial obligations under the

Stipulation by paying Fourteen Million Two Hundred and Fifty Thousand Dollars ($14,250,000) (the

"Settlement Amount") to the Settlement Fund.

20.   The Court finds and concludes, pursuant to Section 27 of the Securities Act of 1933,

as amended by PSLRA, 15 U.S.C. §77z-1(c)(1), that the Plaintiffs, Lead Counsel, Defendants and

counsel to the Defendants have complied with each requirement of Rule 11(b) of the Federal Rules

of Civil Procedure as to any complaint, responsive pleading or dispositive motion.

21.   The Court retains continuing and exclusive jurisdiction over Defendants, Plaintiffs

and all other Class Members for all matters relating to the administration, interpretation, effectuation

or enforcement of the Stipulation and this Order and the Judgment, including any application for fees

and expenses incurred in connection with administering and distributing the settlement proceeds to

the members of the Class.

22.   In the event that the Settlement does not become Effective in accordance with the

terms of the Stipulation, or is terminated pursuant to ¶10.4 of the Stipulation, ¶3.8 of the Stipulation

shall apply and this Order and the Judgment shall be rendered null and void to the extent provided by

and in accordance with the Stipulation and shall be vacated and may not be introduced as evidence

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or reflected in any action or proceedings by any person or entity, and each party shall be restored to his, her or its respective position as it existed prior to January 30, 2017.

23.   Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation provided that any such extensions are not materially inconsistent with this Order and do not materially limit the rights of Class Members under the Stipulation.

24.   The Defendants have provided notification to all appropriate federal and state officials regarding the Settlement as required by 28 U.S.C. §1715.

25.   There is no just reason for delay in the entry of the Judgment and immediate entry by the Clerk of the Court is expressly directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure.

DATED: _____   _____
                                     THE HONORABLE P. KEVIN CASTEL
                                     UNITED STATES DISTRICT JUDGE

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EXHIBIT C

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

———————————————————— x

In re THIRD AVENUE MANAGEMENT :   Civil Action No. 1:16-cv-02758-PKC
LLC SECURITIES LITIGATION   :
                                          :   CLASS ACTION
—————————————————————   :

                                          :
This Document Relates To: :   JUDGMENT
                                          :
      ALL ACTIONS.   :   EXHIBIT C

———————————————————— x

In accordance with the Court's _____, 201_ Order Approving Class Action Settlement, judgment is hereby entered.

DATED: New York, NY   BY:

_____, 201_   _____
                                                                               CLERK OF COURT

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